SPAR Group

SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group
SPAR Group

2002 ANNUAL REPORT



Dear Fellow Shareholders:

2002 was an exceptional year for SPAR Group.

For the year ended December 31, 2002, income from continuing operations increased 28 percent to $5.3 million, or $0.28 per diluted share, from $4.2 million, or $0.23 per diluted share, a year earlier. Net income for the year advanced to $5.3 million from a loss of $1.7 million for 2001. Revenues for 2002 amounted to $69.6 million, versus $70.9 million last year. We also significantly improved our balance sheet, ending 2002 with extremely low bank debt, which is a clear barometer of our healthy financial condition.

Record earnings provided clear evidence of the Company's success. In addition, we have implemented improvements that will grow both sales and profits in the future. We believe SPAR Group is currently positioned to have an extended period of superior growth in these areas. We maintain our belief that it is vital to build a company that delivers a high quality product, and we will continue to invest in areas that will accomplish this long term objective rather than focusing on short-term profits.

Superior, Value-Added Client Service

SPAR Group continues to deliver the best value in the industry. Over the recent years, we have invested significant dollars and manpower to achieve a solid long-term platform. Our ability to rapidly gather information at the retail level, react immediately and successfully implement improvements provides value added programs to our clients that significantly impact the sales, market share and profits of the manufacturers we work for, as well as the retail locations we work in. Our clients and prospective clients realize the services we offer can directly and measurably impact their businesses. This gives us a competitive advantage with forward thinking companies that demand the best results, and not just the lowest price. As a result of our superior systems, which I believe are the best in the world, our strong management team and our innovative recruitment and training programs, we remain confident that our business will grow faster and greater than industry averages.

International Expansion

In 2002, we expanded our International division to build on the success we achieved in Japan. We established offices in Athens, Greece, and Melbourne, Australia, and plan to expand into other countries around the world. We believe SPAR Group now has the ability to translate our systems into any language and operate these systems from our tech center in Auburn Hills, Michigan. This allows us to utilize the power of our rapid reporting systems anywhere in the world and will give us a very strong competitive position in every country we enter. In 2003, we purchased a merchandising company in Canada, and we expect to enter additional countries in the future.

Other Related Business Segments

We are also entering other business segments. In 2002, we targeted local in-store merchandising and demonstrations as a segment that, we believe, is synergistic to our core in-store merchandising business. We focused on local companies that provide in-store sampling, merchandising and information collection services to specific retailers in selected geographic regions. Local companies specializing in this arena have excellent relationships with their retailer customers and are providing services in the retail stores each week. We believe that the addition of our technology will allow us to materially improve on the services these companies offer their clients, reduce costs and therefore increase profitability.

In February 2003, we acquired our first in-store demonstration company. We are pleased with our progress and believe we now have a platform on which to build. We are currently investigating other opportunities in this segment and hope to do more acquisitions in the future. We expect the acquisitions or joint ventures to generally be small, so individually they will not have a material impact. Cumulatively, we believe they will be important contributors to SPAR Group's growth.

Divestiture

In 2002, we sold our incentive division to an ESOP. We were disappointed with the results of the division and felt that it did not fit in with our long-term plans for our Company. By completing the sale to the ESOP, we removed this division as a distraction from our core business and gave the employees who now run the business incentive to make the business successful. By reserving 100% of the sales price, we will profit in the future if they are successful. The decision to divest this division was extremely difficult and painful. However, I believe that the divestiture will benefit clients in both businesses, the employees in both companies and the shareholders of SPAR Group.

Building for the Future

Our stock price increased by 77% in 2002, following a 121% increase in 2001. Of course, it is highly unlikely those rates of increases can be sustained. We certainly cannot predict what will happen in 2003 or beyond, but we do believe that, based upon current business conditions and a favorable outlook, our stock price earnings multiple is conservative when compared to other companies in our sector. Moreover, we believe that if our business continues to perform well, ourshareholders will benefit.

We will continue to build our business based on the fundamentals that we believe have and will continue to positively impact our business long-term. We will continue to invest in technology that allows us to deliver a superior product at the lowest possible cost. We will continue to seek synergistic acquisitions that leverage our existing infrastructure.

We believe SPAR Group's gross margins are now at a reasonable level. We will always strive for further improvement, but we do not anticipate material increases. While we will be focused on using technology to improve the quality of our operations and reduce costs, as long as we are making fair gross margins, these savings should be passed on to our customers. This philosophy will provide an incentive for our customers to work with us to take unnecessary costs out of the system and deliver a better product at a lower cost. Long-term, this benefits our customers, SPAR Group and our shareholders. With greater use of technology, we will strive to reduce SG&A as a percentage of revenue. We will share this improvement with our customers, through lower prices; with employees, through higher compensation; and with our shareholders, through higher profits , which should increase valuation. But most importantly, we will use these savings to invest in new areas that could lead to future growth and invest in technology to improve the quality of our services and reduce our costs. We believe that with efficient operations and high customer value, we will increase our market share and the resultant revenue growth will have a disproportional positive impact on the bottom line.

We are currently investigating other acquisitions in our industry and believe there are tremendous synergies and improvements we can bring to any organization. However, we will not acquire companies just to grow for growth's sake.

A recently published analysis in the Journal of the American Association of Individual Investors ("AAII") of more than 8,259 publicly traded companies tracked by AAII's Stock Investor Pro screening and database program ranked SPAR Group Number Two for return on equity when comparing the companies on metrics that include price/earnings ratio, earnings per share growth, sales growth, balance sheet strength, cash flow and other measures. This analysis validates our belief that our best investment is in ourselves. Our philosophy is to invest in our business and take advantage of opportunities as they arise.

Aligning the Interests of Management, Employees and Shareholders

As a service company, our biggest limiting factor is an ability to develop great management. We will focus on building a strong management team and provide our people opportunities to develop and grow. We will also carry this approach down to our merchandisers, where we will continue to develop our e-training technology so that we may better recruit and train our personnel. A material part of the compensation for all our employees, for the senior management and the board of directors, is derived from stock ownership. This assures that the interests of our employees and our shareholders are aligned.

We believe we have an exceptional board of directors that is truly independent, and we fully intend to maintain this posture so that outside investors can be comfortable they are receiving exceptional corporate governance.

We provide annual earnings targets for perspective and management accountability. We do not provide quarterly projections because we believe that the results of any single quarter are not reflective of the strength of a marketing services business such as SPAR Group. Also, when opportunities arise to make short-term investments and strengthen our business long-term, we must pursue them without concern for quarterly targets. We will never forego strategic opportunities just to make a profit projection.

Our goal is to become the world's dominant marketing service company and change the way the industry goes to market. Utilizing relevant and instant information, we can deliver the services required at retail stores where they need it and when they need it. This gives us a tremendous competitive advantage and enables us to deliver superior quality at a lower cost.

SPAR Group is making great progress. Our future looks bright, and by focusing on our core strategies, technology and management, we will grow the top line. I am confident that we will continue to be able to deliver greater value to our clients, a high return to our shareholders and exceptional opportunities for our employees.

Our board of directors, senior management team and I pledge to work diligently for all of our clients, employees and shareholders and do the very best job we can in 2003.

Sincerely,



ROBERT G. BROWN
Chairman, Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ANNUAL REPORT ON FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

Commission file number 0-27824

SPAR GROUP, INC.

Delaware	33-0684451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

580 White Plains Road, Tarrytown, New York 10591

Registrant's telephone number, including area code: (914) 332-4100

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to section 12(g) of the Act: Common Stock, par value $.01 per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Rule 12b-2 of the Act.) YES ☐ NO ☒

The aggregate market value of the Common Stock of the Registrant held by non-affiliates of the Registrant on June 30, 2002, based on the closing price of the Common Stock as reported by the Nasdaq Small Cap Market on such date, was approximately $ 12,147,050.

The number of shares of the Registrant's Common Stock outstanding as of December 31, 2002 was 18,824,527 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

SPAR GROUP, INC.

ANNUAL REPORT ON FORM 10-K

INDEX

PART I

PART II

PART III

Part IV

PART I

Statements contained in this Annual Report on Form 10-K of SPAR Group, Inc. (the "Company"), include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular and without limitation, the statements contained in the discussions under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, to not occur or be realized or to be less than expected. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "believe", "estimate", "anticipate", "continue" or similar terms, variations of those terms or the negative of those terms. You should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements.

Although the Company believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, it cannot assure that such plans, intentions or expectations will be achieved in whole or in part. You should carefully review the risk factors described herein and any other cautionary statements contained in this Annual Report on Form 10-K. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by the risk factors (see Item 1 - Certain Risk Factors) and other cautionary statements in this Annual Report on Form 10-K. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. Business.

GENERAL

SPAR Group, Inc., a Delaware corporation ("SPAR Group", "SGRP" or the "Company"), is a supplier of in-store merchandising and marketing services both throughout the United States and internationally. The Company's operations are divided into two divisions: the Merchandising Services Division and the International Division. The Merchandising Services Division provides merchandising services, database marketing, teleservices and marketing research to manufacturers and retailers with product distribution primarily in mass merchandisers, drug chains and grocery stores in the United States. The International Division established in July 2000, currently provides merchandising services through a joint venture in Japan and focuses on expanding the Company's merchandising services business throughout the world.

Continuing Operations

Merchandising Services Division

The Company provides nationwide retail merchandising and marketing services to home entertainment, PC software, general merchandise, health and beauty care, consumer goods and food products companies in mass merchandisers, drug chains and retail grocery stores in the United States. Merchandising services primarily consist of regularly scheduled dedicated routed services and special projects provided at the store level for a specific retailer or multiple manufacturers primarily under single or multi-year contracts. Services also include stand-alone large-scale implementations such as new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. These services may include sales enhancing activities such as ensuring that client products authorized for distribution are in stock and on the shelf, adding new products that are approved for distribution but not presently on the shelf, setting category shelves in accordance with approved store schematics, ensuring that shelf tags are in place, checking for the overall salability of client products and setting new and promotional items, placing and/or removing point of purchase and other related media advertising. Specific in-store services can be initiated by retailers or manufacturers, and include new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls.

The Company's Merchandising Services Division consists of (1) SPAR Marketing, Inc. ("SMI") (an intermediate holding company), SPAR Marketing Force, Inc. ("SMF"), SPAR Marketing, Inc., ("SMNEV"), SPAR/Burgoyne Retail Services, Inc. ("SBRS"), and SPAR, Inc. ("SINC"") (collectively, the "SPAR Marketing Companies"); and (2) PIA Merchandising, Co., Inc., Pacific Indoor Display d/b/a Retail Resources, Pivotal Sales Company and PIA Merchandising Ltd. (collectively, "PIA" or the "PIA Companies"). The SPAR Marketing Companies are the original predecessor of the current Company and were founded in 1967. The PIA Companies, first organized in 1943, are also a predecessor of the Company and a supplier of in-store merchandising services throughout the United States, and were deemed "acquired" by the SPAR Marketing Companies for accounting purposes pursuant to the Merger on July 8, 1999 (see Merger and Restructuring, below).

International Division

In July 2000, the Company established its International Division, SPAR Group International, Inc. ("SGI"), to focus on expanding its merchandising services business world-wide. Also in July 2000, the Company entered into a joint venture with a large Japanese distributor and together established SPAR FM to provide merchandising services in Japan.

Discontinued Operations

Incentive Marketing Division

As part of a strategic realignment in the fourth quarter of 2001, the Company made the decision to divest its Incentive Marketing Division, SPAR Performance Group, Inc. ("SPGI"). The Company explored various alternatives for the sale of SPGI and subsequently sold the business to SPGI's employees through the establishment of an employee stock ownership plan on June 30, 2002.

Technology Division

In October 2002, the Company dissolved its Technology Division that was established in March 2000 for the purpose of marketing its proprietary Internet-based computer software.

INDUSTRY OVERVIEW

Merchandising Services Division

According to industry estimates over two billion dollars are spent annually on domestic retail merchandising services. The merchandising industry includes manufacturers, retailers, food brokers, and professional service merchandising companies. The Company believes there is a continuing trend for major manufacturers to move increasingly toward third parties to handle in-store merchandising. The Company also believes that its merchandising services bring added value to retailers, manufacturers and other businesses. Retail merchandising services enhance sales by making a product more visible and available to consumers. These services primarily include placing orders, shelf maintenance, display placement, reconfiguring products on store shelves, replenishing products, and providing product sampling, and also include other services such as test market research, mystery shopping, teleservices, database marketing and promotion planning and analysis.

The Company believes merchandising services previously undertaken by retailers and manufacturers have been increasingly outsourced to third parties. Historically, retailers staffed their stores as needed to ensure inventory levels, the advantageous display of new items on shelves, and the maintenance of shelf schematics. In an effort to improve their margins, retailers decreased their own store personnel and increased their reliance on manufacturers to perform such services. Initially, manufacturers attempted to satisfy the need for merchandising services in retail stores by utilizing their own sales representatives. However, manufacturers discovered that using their own sales representatives for this purpose was expensive and inefficient. Therefore, manufacturers have increasingly outsourced the merchandising services to third parties capable of operating at a lower cost by (among other things) serving multiple manufacturers simultaneously.

Another significant trend impacting the merchandising segment is the tendency of consumers to make product purchase decisions once inside the store. Accordingly, merchandising services and in-store product promotions have proliferated and diversified. Retailers are continually remerchandising and remodeling entire stores to respond to new product developments and changes in consumer preferences. The Company estimates that these activities have increased in frequency over the last five years, such that most stores are re-merchandised and remodeled approximately every twenty-four months. Both retailers and manufacturers are seeking third parties to help them meet the increased demand for these labor-intensive services.

International Division

The Company believes another current trend in business is globalization. As companies expand into foreign markets they will need assistance in marketing their products. As evidenced in the United States, retailer and manufacturer sponsored merchandising programs are both expensive and inefficient. The Company also believes that the difficulties encountered by these programs are only exacerbated by the logistics of operating in foreign markets. This environment has created an opportunity for the Company to exploit its Internet-based technology and business model that are successful in the United States. In July 2000, the Company established its International Division, which operates through SPAR Group International, Inc., to cultivate foreign markets, modify the necessary systems and implement the Company's business model worldwide by expanding its merchandising services business off shore. The Company formed an International Division task force consisting of members of the Company's information technology, operations and finance groups to evaluate and develop foreign markets. The initial focus of the International Division was on the Pacific Rim region. In Japan, SPAR Group International, Inc. and a leading Japanese based distributor established a joint venture to provide the latest in-store merchandising services to the Japanese market. As part of the joint venture agreement, the Company translated several of its proprietary Internet-based logistical, communications and reporting software applications into Japanese. Through its Auburn Hills, Michigan server, the Company provides the joint venture access to this logistical, communications and reporting software. More recently, the Company has begun to focus on other potential merchandising markets worldwide and has hired representatives in Greece and Australia to assist in those efforts. The Company is actively pursuing expansion into various other markets.

MERGER AND RESTRUCTURING

On July 8, 1999, SG Acquisition, Inc., a Nevada corporation ("PIA Acquisition"), a wholly owned subsidiary of the Company, then named PIA Merchandising Services, Inc. ("PIA Delaware"), merged into and with SPAR Acquisition, Inc., a Nevada corporation ("SAI") (the "Merger"), pursuant to the Agreement and Plan of Merger dated as of February 28, 1999, as amended (the "Merger Agreement"), by and among the Company and certain of the PIA Companies and SPAR Marketing Companies (among others). In connection with the Merger, PIA Delaware changed its name to SPAR Group, Inc. (which is referred to post-Merger individually as "SPAR Group", "SGRP" or the "Company"). Although the SPAR Marketing Companies and SPGI became subsidiaries of PIA Delaware (now the Company) as a result of this "reverse" Merger, the transaction has been accounted for as a purchase by SAI of the PIA Companies, with the books and records of the Company being adjusted to reflect the historical operating results of the SPAR Marketing Companies and SPGI (together with certain intermediate holding companies, the "SPAR Companies").

BUSINESS STRATEGY

As the marketing services industry continues to grow, consolidate and expand both in the United States and internationally, large retailers and manufacturers are increasingly outsourcing their marketing needs to third-party providers. The Company believes that offering marketing services on a national and global basis will provide it with a competitive advantage. Moreover, the Company believes that successful use of and continuous improvements to a sophisticated technology infrastructure, including its proprietary Internet-based software, is key to providing clients with a high level of customer service while maintaining efficient, low cost operations. The Company's objective is to become an international retail merchandising and marketing service provider by pursuing its operating and growth strategy, as described below.

Increased Sales Efforts:

The Company is seeking to increase revenues by increasing sales to its current customers, as well as, establishing long-term relationships with new customers, many of which currently use other merchandising companies for various reasons. The Company believes its technology, field implementation and other competitive advantages will allow it to capture a larger share of this market over time. However, there can be no assurance that any increased sales will be achieved.

New Products:

The Company is seeking to increase revenues through the internal development and implementation of new products and services that add value to its customers' retail merchandising related activities, some of which have been identified and are currently being tested for feasibility and market acceptance. However, there can be no assurance that any new products of value will be developed or that any such new product can be successfully marketed.

Acquisitions:

The Company is seeking to acquire businesses or enter into joint ventures or other arrangements with companies that offer similar merchandising services both in the United States and worldwide. The Company believes that increasing industry expertise, adding product segments, and increasing its geographic breadth will allow it to service its clients more efficiently and cost effectively. As part of its acquisition strategy, SPAR is actively exploring a number of potential acquisitions, predominately in its core merchandising service businesses. Through such acquisitions, the Company may realize additional operating and revenue synergies and may leverage existing relationships with manufacturers, retailers and other businesses to create cross-selling opportunities. However, there can be no assurance that any of the acquisitions will occur or whether, if completed, the integration of the acquired businesses will be successful or the anticipated efficiencies and cross-selling opportunities will occur. The Company is not currently a party to any definitive and binding purchase arrangement with respect to any contemplated acquisition.

Improve Operating Efficiencies:

The Company will continue to seek greater operating efficiencies. The Company believes that its existing field force and technology infrastructure can support additional customers and revenue in the Merchandising Services Division. At the corporate level, the Company will continue to streamline certain administrative functions, such as accounting and finance, insurance, strategic marketing and legal support.

Leverage and Improve Technology:

The Company intends to continue to utilize computer (including hand-held computers), Internet, and other technology to enhance its efficiency and ability to provide real-time data to its customers, as well as, maximize the speed of communication, and logistical deployment of its merchandising specialists. Industry sources indicate that customers are increasingly relying on marketing service providers to supply rapid, value-added information regarding the results of marketing expenditures on sales and profits. The Company (together with certain of its affiliates) has developed and owns proprietary Internet-based software technology that allows it to utilize the Internet to communicate with its field management, schedule its store-specific field operations more efficiently, receive information and incorporate the data immediately, quantify the benefits of its services to customers faster, respond to customers' needs quickly and implement programs rapidly. The Company has successfully modified and is currently utilizing certain of its software applications in connection with its Japanese joint venture. The Company believes that it can continue to improve, modify and adapt its technology to support merchandising and marketing services for additional customers and projects in the United States and in other foreign markets. The Company also believes that its proprietary Internet-based software technology gives it a competitive advantage in the marketplace.

DESCRIPTION OF SERVICES

The Company currently provides a broad array of merchandising and marketing services on a national, regional and local basis to leading home entertainment, general merchandise, consumer goods, food, and health and beauty care manufacturers and retail companies through its Merchandising Services Division.

The Company currently operates throughout the United States serving some of the nation's leading companies. The Company believes its full-line capabilities provide fully integrated national solutions that distinguish the Company from its competitors. These capabilities include the ability to develop plans at one centralized division headquarter location, effect chain wide execution, implement rapid, coordinated responses to its clients' needs and report on a real time Internet enhanced basis. The Company also believes its national presence, industry-leading technology, centralized decision-making ability, local follow-through, ability to recruit, train and supervise merchandisers, ability to perform large-scale initiatives on short notice, and strong retailer relationships provide the Company with a significant advantage over local, regional or other competitors.

Merchandising Services Division

The Company provides a broad array of merchandising services on a national, regional, and local basis to manufacturers and retailers. The Company provides its merchandising and marketing services primarily on behalf of consumer product manufacturers at mass merchandiser, drug and retail grocery chains. The Company currently provides three principal types of merchandising and marketing services: syndicated services, dedicated services and project services.

Syndicated Services

Syndicated services consist of regularly scheduled, routed merchandising services provided at the retail store level for various manufacturers usually under annual or multi-year contracts. These services are performed for multiple manufacturers, including, in some cases, manufacturers whose products are in the same product category. Syndicated services may include activities such as:

- Reordering and replenishment of products
- Ensuring that the client's products authorized for distribution are in stock and on the shelf
- Adding new products that are approved for distribution but not yet present on the shelf
- Designing and implementing store planogram schematics
- Setting product category shelves in accordance with approved store schematics

- Ensuring that product shelf tags are in place
- Checking for overall salability of the client's products
- Placing new product and promotional items in prominent positions

Dedicated Services

Dedicated services consist of merchandising services, generally as described above, which are performed for a specific retailer or manufacturer by a dedicated organization, including a management team working exclusively for that retailer or manufacturer. These services include many of the above activities detailed in syndicated services, as well as, new store set-ups, store remodels and fixture installations. These services are primarily based on agreed-upon rates and fixed management fees under multi-year contracts.

Project Services

Project services consist primarily of specific in-store services initiated by retailers and manufacturers, such as new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. The Company also performs other project services, such as new store sets and existing store resets, re-merchandising, remodels and category implementations, under annual or stand-alone project contracts.

Other Marketing Services

Other marketing services performed by the Company include:

Test Market Research - Testing promotion alternatives, new products and advertising campaigns, as well as packaging, pricing, and location changes, at the store level.

Mystery Shopping - Calling anonymously on retail outlets (e.g. stores, restaurants, banks) to check on distribution or display of a brand and to evaluate products, service of personnel, conditions of store, etc.

Database Marketing - Managing proprietary information to permit easy access, analysis and manipulation for use in direct marketing campaigns.

Data Collection - Gathering sales and other information systematically for analysis and interpretation.

Teleservices - Maintaining a teleservices center in its Auburn Hills, Michigan, facility that performs inbound and outbound telemarketing services, including those on behalf of certain of the Company's manufacturing clients.

The Company believes that providing merchandising and other services timely, accurately and efficiently, as well as, delivering timely and accurate reports to its clients, are two key components of its success. The Company has developed Internet-based logistic deployment, communications, and reporting systems that improve the productivity of its merchandising specialists and provide timely data and reports to its customers. The Company's merchandising specialists use hand-held computers, personal computers and laptop computers to report through the Internet and Interactive Voice Response (IVR) to report through its Auburn Hills teleservices center the status of each store they service upon completion. Merchandising specialists may report on store conditions (e.g. out of stocks, inventory, display placement) or scan and process new orders for products. This information is analyzed and displayed on graphical execution maps, which can be accessed by both the Company and its customers via the Internet. These execution maps visually depict the status of every merchandising project in real time.

Through the Company's automated labor tracking system, its merchandising specialists communicate work assignment completion information via the Internet or telephone, enabling the Company to report hours, mileage, and other completion information for each work assignment on a daily basis and providing the Company with daily, detailed tracking of work completion. This technology allows the Company to schedule its merchandising specialists more efficiently, quickly quantify the benefits of its services to customers, rapidly respond to customers' needs and rapidly implement programs. The Company believes that its technological capabilities provide it with a competitive advantage in the marketplace.

International Division

The Company believes another current trend in business is globalization. As companies expand into foreign markets they will need assistance in marketing their products. As evidenced in the United States, retailer and manufacturer sponsored merchandising programs are both expensive and inefficient. The Company believes that the difficulties encountered by these programs are only exacerbated by the logistics of operating in foreign markets. The Company believes such factors have created an opportunity to exploit its Internet-based technology and business model that are successful in the United States. The Company has formed a task force consisting of information technology, operations and finance to evaluate and develop foreign markets. The initial focus of the International Division, SPAR Group International, Inc., has been on the Pacific Rim region. SPAR Group International, Inc. and a leading Japanese based distributor established a joint venture to provide the latest in-store merchandising services to the Japanese market. The Company is actively pursuing expansion to other markets.

SALES AND MARKETING

Merchandising Services Division

The Company's sales efforts within its Merchandising Services Division are structured to develop new business in national and local markets. The Company's corporate business development team directs its efforts toward the senior management of prospective clients. Sales strategies developed at the Company's headquarters are communicated to the Company's sales force for execution. The sales force, located nationwide, work from both Company and home offices. In addition, the Company's corporate account executives play an important role in the Company's new business development efforts within its existing manufacturer and retailer client base.

As part of the retailer consolidation, retailers are centralizing most administrative functions, including operations, procurement and category management. In response to this centralization and the growing importance of large retailers, many manufacturers have reorganized their selling organizations around a retailer team concept that focuses on a particular retailer. The Company has responded to this emerging trend and currently has retailer teams in place at select discount and drug chains.

The Company's business development process includes a due diligence period to determine the objectives of the prospective client, the work required to be performed to satisfy those objectives and the market value of such work to be performed. The Company employs a formal cost development and proposal process that determines the cost of each element of work required to achieve the prospective client's objectives. These costs, together with an analysis of market rates, are used in the development of a formal quotation that is then reviewed at various levels within the organization. The pricing of this internal proposal must meet the Company's objectives for profitability, which are established as part of the business planning process. After approval of this quotation, a detailed proposal is presented to the prospective client. After the elements of service and corresponding rates are agreed upon, a contract is prepared and executed.

International Division

The Company's marketing efforts within its International Division are designed to develop new business internationally. The Company has recently hired representatives in Europe and Australia to help in these efforts. The Division's corporate business development team targets specific areas and develops strategic relationships to cultivate business for worldwide expansion.

CUSTOMERS

Merchandising Services Division

In its Merchandising Services Division, the Company currently represents numerous manufacturers and retail clients in a wide range of retail outlets in the United States including:

- Mass Merchandisers
- Drug
- Grocery
- Other retail trade groups (e.g. Discount, Home Centers)

The Company also provides database, research and other marketing services to the automotive and consumer packaged goods industries.

One customer accounted for 26%, 25% and 20% of the Company's net revenues for the years ended December 31, 2002, 2001, and 2000, respectively. This customer also accounted for approximately 40%, 24% and 26% of accounts receivable at December 31, 2002, 2001 and 2000, respectively.

A second customer accounted for 11%, 9% and 5% of the Company's net revenues for the years ended December 31, 2002, 2001, and 2000, respectively. This second customer also accounted for approximately 5%, 4% and 4% of accounts receivable at December 31, 2002, 2001 and 2000, respectively.

Approximately 24%, 31%, and 18% of net revenues for the years ended December 31, 2002, 2001, and 2000, respectively, resulted from merchandising services performed for others at Kmart stores. Kmart filed for protection under the U.S. Bankruptcy Code in January 2002. During 2002, Kmart closed a significant number of stores in the United States. While the Company's customers and the resultant contractual relationships are with the manufacturers and not this retailer, the Company's business would be negatively impacted if this retailer were to close all or most of its stores.

International Division

The Company believes that the potential international customers for this division have similar profiles to its Merchandising Services Division customers. The initial focus of the International Division had been on Japan and the Pacific Rim region. The Company is actively pursuing expansion to Europe and other markets.

COMPETITION

The marketing services industry is highly competitive.

Competition in the Company's Merchandising Services Division arises from a number of large enterprises, many of which are national in scope. The Company also competes with a large number of relatively small enterprises with specific client, channel or geographic coverage, as well as with the internal marketing and merchandising operations of its clients and prospective clients. The Company believes that the principal competitive factors within its industry include development and deployment of technology, breadth and quality of client services, cost, and the ability to execute specific client priorities rapidly and consistently over a wide geographic area. The Company believes that its current structure favorably addresses these factors and establishes it as a leader in the mass merchandiser and chain drug channels of trade, as well as a leading provider of in-store services to the home entertainment industry. The Company also believes it has the ability to execute major national in-store initiatives and develop and administer national retailer programs. Finally, the Company believes that, through the use and continuing improvement of its proprietary Internet software, other technological efficiencies and various cost controls, the Company will remain competitive in its pricing and services.

TRADEMARKS

The Company has numerous registered trademarks. Although the Company believes its trademarks may have value, the Company believes its services are sold primarily based on breadth and quality of service, cost, and the ability to execute specific client priorities rapidly and consistently over a wide geographic area. See "--Industry Overview" and "--Competition".

EMPLOYEES

As of December 31, 2002, the Company's Merchandising Services Division's labor force consisted of approximately 9,500 people, approximately 300 full-time employees, approximately 2,600 part-time employees and approximately 6,600 independent contractors (furnished principally through related parties, see Item 13 - Certain Relationships and Related Transactions, below), of which 193 full-time employees were engaged in operations and 11 were engaged in sales. The Company considers its relations with its employees to be good. The Company's Merchandising Services Division also utilized the services of its affiliate, SPAR Management Services, Inc. ("SMSI"), to schedule and supervise its field force, including its own part-time employees as well as the independent contractors furnished by another affiliate SPAR Marketing Services, Inc. ("SMS") (see Item 13 - Certain Relationships and Related Transactions, below).

The Company currently utilizes its existing Merchandising Division's employees, as well as, the services of certain employees of its affiliates, SMSI and SPAR Infotech, Inc. ("SIT"), to staff the International Division. However, dedicated employees will be added to that division as the need arises. The Company's affiliate, SIT, also provides programming and other assistance to the Company's various divisions (see Item 13 – Certain Relationships and Related Transactions, below).

CERTAIN RISK FACTORS

There are various risks associated with the Company's growth and operating strategy. Certain (but not all) of these risks are discussed below.

Dependency on Largest Customers

One customer accounted for 26%, 25% and 20% of the Company's net revenues for the years ended December 31, 2002, 2001, and 2000, respectively. This customer also accounted for approximately 40%, 24% and 26% of accounts receivable at December 31, 2002, 2001 and 2000, respectively. A second customer accounted for 11%, 9% and 5% of the Company's net revenues for the years ended December 31, 2002, 2001, and 2000, respectively. This second customer also accounted for approximately 5%, 4% and 4% of accounts receivable at December 31, 2002, 2001 and 2000, respectively. The loss of either such customer and the failure to attract new large customers, could significantly decrease the Company's revenues and such decreased revenues could have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, approximately 24%, 31%, and 18% of net revenues for the years ended December 31, 2002, 2001, and 2000, respectively, resulted from merchandising services performed for manufacturers and others at Kmart, which is currently operating under Chapter 11 of the Federal Bankruptcy Code. During 2002, Kmart closed a significant number of stores in the United States. There can be no assurance that this retailer will continue to operate all or any of its remaining stores. While the Company's customers and the resultant contractual relationships are with the manufacturers and not this retailer, if this retailer were to close all or most of its stores, such closures could significantly decrease the Company's revenues and could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Dependence on Trend Toward Outsourcing

The business and growth of the Company depends in large part on the continued trend toward outsourcing of marketing services, which the Company believes has resulted from the consolidation of retailers and manufacturers, as well as the desire to seek outsourcing specialists and reduce fixed operation expenses. There can be no assurance that this trend in outsourcing will continue, as companies may elect to perform such services internally. A significant change in the direction of this trend generally, or a trend in the retail, manufacturing or business services industry not to use, or to reduce the use of, outsourced marketing services such as those provided by the Company, could significantly decrease the Company's revenues and such decreased revenues could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Failure to Successfully Compete

The marketing services industry is highly competitive and the Company has competitors that are larger (or part of larger holding companies) and may be better financed. In addition, the Company competes with: (i) a large number of relatively small enterprises with specific customer, channel or geographic coverage; (ii) the internal marketing and merchandising operations of its customers and prospective customers; (iii) independent brokers; and (iv) smaller regional providers. Remaining competitive in the highly competitive marketing services industry requires that the Company monitor and respond to trends in all industry sectors. There can be no assurance that the Company will be able to anticipate and respond successfully to such trends in a timely manner. If the Company is unable to successfully compete, it could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

If certain competitors were to combine into integrated marketing services companies, or additional marketing service companies were to enter into this market, or existing participants in this industry were to become more competitive, it could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Variability of Operating Results and Uncertainty in Customer Revenue

The Company has experienced and, in the future, may experience fluctuations in quarterly operating results. Factors that may cause the Company's quarterly operating results to vary and from time to time and may result in reduced revenue include: (i) the number of active customer projects; (ii) customer delays, changes and cancellations in projects; (iii) the timing requirements of customer projects; (iv) the completion of major customer projects; (v) the timing of new engagements; (vi) the timing of personnel cost increases; and (vii) the loss of major customers. In particular, the timing of revenues is difficult to forecast for the home entertainment industry because timing is dependent on the commercial success of particular releases of customers. In the event that a particular release is not widely accepted by the public, the Company's revenue could be significantly reduced. In addition, the Company is subject to revenue uncertainties resulting from factors such as unprofitable customer work and the failure of customers to pay. The Company attempts to mitigate these risks by dealing primarily with large credit-worthy customers, by entering into written agreements with its customers and by using project budgeting systems. These revenue fluctuations could materially and adversely affect the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Failure to Develop New Products

A key element of the Company's growth strategy is the development and sale of new products. While several new products are under current development, there can be no assurance that the Company will be able to successfully develop and market new products. The Company's inability or failure to devise useful merchandising or marketing products or to complete the development or implementation of a particular product for use on a large scale, or the failure of such products to achieve market acceptance, could adversely affect the Company's ability to achieve a significant part of its growth strategy and the absence of such growth could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Inability to Identify, Acquire and Successfully Integrate Acquisitions

Another key component of the Company's growth strategy is the acquisition of businesses across the United States and worldwide that offer similar merchandising or marketing services. The successful implementation of this strategy depends upon the Company's ability to identify suitable acquisition candidates, acquire such businesses on acceptable terms and integrate their operations successfully with those of the Company. There can be no assurance that such candidates will be available or, if such candidates are available, that the price will be attractive or that the Company will be able to identify, acquire or integrate such businesses successfully. In addition, in pursuing such acquisition opportunities, the Company may compete with other entities with similar growth strategies, these competitors may be larger and have greater financial and other resources than the Company. Competition for these acquisition targets could also result in increased prices of acquisition targets and/or a diminished pool of companies available for acquisition.

The successful integration of these acquisitions also may involve a number of additional risks, including: (i) the inability to retain the customers of the acquired business; (ii) the lingering effects of poor customer relations or service performance by the acquired business, which also may taint the Company's existing businesses; (iii) the inability to retain the desirable management, key personnel and other employees of the acquired business; (iv) the inability to fully realize the desired efficiencies and economies of scale: (v) the inability to establish, implement or police the Company's existing standards, controls, procedures and policies on the acquired business; (vi) diversion of management attention; and (vii) exposure to customer, employee and other legal claims for activities of the acquired business prior to acquisition. And of course, any acquired business could perform significantly worse than expected.

The inability to identify, acquire and successfully integrate such merchandising or marketing services business could have a material adverse effect on the Company's growth strategy and could limit the Company's ability to significantly increase its revenues and profits.

Uncertainty of Financing for, and Dilution Resulting from, Future Acquisitions

The timing, size and success of such acquisition efforts and any associated capital commitments cannot be readily predicted. Future acquisitions may be financed by issuing shares of the Company's Common Stock, cash, or a combination of Common Stock and cash. If the Company's Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept the Company's Common Stock as part of the consideration for the sale of their businesses, the Company may be required to obtain additional capital through debt or equity financings. To the extent the Company's Common Stock is used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders. There can be no assurance that the Company will be able to obtain the additional financing it may need for its acquisitions on terms that the Company deems acceptable. Failure to obtain such capital would materially adversely affect the Company's ability to execute its growth strategy.

Reliance on the Internet

The Company relies on the Internet for the scheduling, coordination and reporting of its merchandising and marketing services. The Internet has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic as well as increased attacks by hackers and other saboteurs. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on the Internet by this continued growth or that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of accidental and intentional damage to portions of its infrastructure, and could face such outages and delays in the future of similar or greater effect. Any protracted disruption in Internet service would increase the Company's costs of operation and reduce efficiency and performance, which could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Economic and Retail Uncertainty

The markets in which the Company operates are cyclical and subject to the effects of economic downturns. The current political, social and economic conditions, including the impact of terrorism on consumer and business behavior, make it difficult for the Company, its vendors and its customers to accurately forecast and plan future business activities. Substantially all of the Company's key customers are either retailers or those seeking to do product merchandising at retailers. If the retail industry experiences a significant economic downturn, a reduction in product sales could significantly decrease the Company's revenues. The Company also has risks associated with its customers changing their business plans and/or reducing their marketing budgets in response to economic conditions, which also could also significantly decrease the Company's revenues. Such revenue decreases could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Significant Stockholders: Voting Control and Market Illiquidity

Mr. Robert G. Brown, a founder, a director, the Chairman, President and Chief Executive Officer of the Company, beneficially owns approximately 44.0% of the Company's outstanding Common Stock, and Mr. William H. Bartels, a founder, a director, and a Vice Chairman of the Company beneficially owns approximately 27.7% of the Company's outstanding Common Stock. These stockholders have, should they choose to act together, and under certain circumstances Mr. Brown acting alone has, the ability to control all matters requiring stockholder approval, including the election of directors and the approval of mergers and other business combination transactions.

In addition, although the Company Common Stock is quoted on the Nasdaq Small Cap Market, the trading volume in such stock may be limited and an investment in the Company's securities may be illiquid because the founders own a significant amount of the Company's stock.

Dependence Upon and Potential Conflicts in Services Provided by Affiliates

The success of the Company's business is dependent upon the successful execution of its field services by SPAR Marketing Services, Inc. ("SMS"), SPAR Management Services, Inc. ("SMSI"), and programming services provided by SPAR Infotech, Inc. ("SIT"), each of which is an affiliate but not a subsidiary of the Company, and none of which is consolidated in the Company's financial statements or results. SMS provides substantially all of the field representatives used by the Company in conducting its business (76% of field expense in 2002). SMSI provides substantially all of the field management services used by the Company in conducting its business. SIT provides substantially all of the Internet programming services and other programming needs used by the Company in conducting its business (see Item 13 - Certain Relationships and Related Transactions, below), which are provided to the Company by SMS and SMSI on a cost-plus basis pursuant to contracts that are cancelable on 60 days notice prior to December 31 of each year and by SIT on an hourly charge basis pursuant to a contract that is cancelable on 30 days notice. The Company has determined that these services are provided at rates favorable to the Company.

SMS, SMSI, SIT and certain other affiliated companies (collectively, the "SPAR Affiliates") are owned solely by Mr. Robert G. Brown, a founder, a director, the Chairman, President and Chief Executive Officer of the Company, and Mr. William H. Bartels, a founder, a director, and a Vice Chairman of the Company, who also are each directors and executive officers of the SPAR Affiliates (see Item 13 - Certain Relationships and Related Transactions, below). In the event of any dispute in the business relationships between the Company and one or more of the SPAR Affiliates, it is possible that Messrs. Brown and Bartels may have one or more conflicts of interest with respect to those relationships and could cause one or more of the SPAR Affiliates to renegotiate or cancel their contracts with the Company or otherwise act in a way that is not in the Company's best interests.

While the Company's relationships with SMS, SMSI, SIT and the other SPAR Affiliates are excellent, there can be no assurance that the Company could (if necessary under the circumstances) replace the field representatives and management currently provided by SMS and SMSI, respectively, or replace the Internet and other programming services provided by SIT, in sufficient time to perform its customer obligations or at such favorable rates in the event the SPAR Affiliates no longer performed those services. Any cancellation, other nonperformance or material pricing increase under those affiliate contracts could have a material adverse effect on the Company's business, results of operations and financial conditions or the desired increases in the Company's business, revenues and profits.

The Company has not paid and does not intend to pay cash Dividends

The Company has not paid dividends in the past, intends to retain any earnings or other cash resources to finance the expansion of its business and for general corporate purposes, and does not intend to pay dividends in the future.

Risks Associated with International Joint Ventures

While the Company endeavors to limit its exposure for claims and losses in any international joint ventures through contractual provisions, insurance and use of single purpose subsidiaries for such ventures, there can be no assurance that the Company will not be held liable for the claims against and losses of a particular international joint venture under applicable local law or local interpretation of any joint venture or insurance provisions. If any such claims and losses should occur, be material in amount and be successfully asserted against the Company, such claims and losses could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Item 2. Properties.

The Company maintains its corporate headquarters in approximately 6,000 square feet of leased office space located in Tarrytown, New York, under a lease with a term expiring in May 2004.

The Company leases certain office and storage facilities for its divisions and subsidiaries under operating leases, which expire at various dates during the next five years. Most of these leases require the Company to pay minimum rents, subject to periodic adjustments, plus other charges, including utilities, real estate taxes and common area maintenance.

The following is a list of the locations where the Company maintains leased facilities for its division offices and subsidiaries:

Location	*Office Use*
Tarrytown, NY	Corporate Headquarters
Auburn Hills, MI	Regional Office, Warehouse and Teleservices Center
Eden Prairie, MN	Regional Office
Cincinnati, OH	Regional Office
Largo, FL	Regional Office

Although the Company believes that its existing facilities are adequate for its current business, new facilities may be added should the need arise in the future.

Item 3. Legal Proceedings.

On October 24, 2001, Safeway Inc., a former customer of the PIA Companies, filed a complaint alleging damages of approximately $3.6 million plus interest and costs and alleged punitive damages in an unspecified amount against the Company in Alameda County Superior Court, California, Case No. 2001028498 with respect to (among other things) alleged breach of contract. On or about December 30, 2002, the Court approved the filing of Safeway Inc.'s Second Amended Complaint, which alleges causes of action for (among other things) breach of contract against the Company, PIA Merchandising Co., Inc. and Pivotal Sales Company. The Second Amended Complaint was filed with the Court on January 13, 2003, and does not specify the amount of monetary damages sought. No punitive or exemplary damages are sought in Safeway Inc.'s Second Amended Complaint. This case is being vigorously contested by the Company.

The Company is a party to various legal actions and administrative proceedings arising in the normal course of business. In the opinion of Company management, disposition of these matters are not anticipated to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters.

Price Range of Common Stock

The following table sets forth the reported high and low sales prices of the Common Stock for the quarters indicated as reported on the Nasdaq Small Cap Market.

	2001		2002	
	High	Low	High	Low
First Quarter	$ 1.6094	$ .5625	$ 2.4100	$ 1.6000
Second Quarter	1.3000	.7000	2.5000	2.0000
Third Quarter	2.2700	.8700	2.8200	1.9600
Fourth Quarter	2.8000	.9200	4.9200	1.9100

As of December 31, 2002, there were approximately 700 beneficial shareholders of the Company's Common Stock.

Dividends

The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to finance its operations and fund the growth of the business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

Item 6. Selected Financial Data.

The following selected condensed consolidated financial data sets forth, for the periods and the dates indicated, summary financial data of the Company and its subsidiaries. The selected financial data have been derived from the Company's financial statements, which have been audited by independent public accountants.

SPAR Group, Inc.
Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,				Nine Months Ended December 31,
	2002	2001	2000	1999[(2)]	1998[(2)]
STATEMENT OF OPERATIONS DATA:					
Net revenues	$ 69,612	$ 70,891	$ 81,459	$ 79,613	$ 32,601
Cost of revenues	40,331	40,883	50,278	50,499	16,217
Gross profit	29,281	30,008	31,181	29,114	16,384
Selling, general and administrative expenses	18,804	19,380	24,761	23,213	9,978
Depreciation and amortization	1,844	2,682	2,383	1,204	142
Operating income	8,633	7,946	4,037	4,697	6,264
Other (income) expense	(26)	107	(790)	(90)	(149)
Interest expense	363	561	1,326	976	304
Income from continuing operations before provision for income taxes	8,296	7,278	3,501	3,811	6,109
Income tax provision	2,998	3,123	780	3,743	–
Income from continuing operations	5,298	4,155	2,721	68	6,109
Discontinued operations:					
Loss from discontinued operations net of tax benefits of $935, $858 and $595, respectively	–	(1,597)	(1,399)	(563)	–
Estimated loss on disposal of discontinued operations, including provision of $1,000 for losses during phase-out period and disposal costs net of tax benefit of $2,618	–	(4,272)	–	–	–
Net income (loss)	$ 5,298	$ (1,714)	$ 1,322	$ (495)	$ 6,109
Unaudited pro forma data (1):					
Income from continuing operations before provision for income taxes				$ 3,811	$ 6,109
Pro forma income tax provision				1,840	2,253
Pro forma income from continuing operations				1,971	3,856
Pro forma loss from discontinued operations net of pro forma tax benefit of $429				(729)	–
Pro forma net income				$ 1,242	$ 3,856
Basic/diluted net income (loss) per common share:					
Actual/Pro forma income from continuing operations	$ 0.28	$ 0.23	$ 0.15	$ 0.13	$ 0.30
Discontinued operations:					
Actual/Pro forma loss from discontinued operations	–	(0.09)	(0.08)	(0.05)	–
Estimated loss on disposal of discontinued operations		(0.23)	–	–	–
Loss from discontinued operations	–	(0.32)	(0.08)	(0.05)	–
Actual/Pro-forma net income (loss)	$ 0.28	$ (0.09)	$ 0.07	$ 0.08	$ 0.30
Actual/Pro forma weighted average shares outstanding – basic	18,761	18,389	18,185	15,361	12,659
Actual/Pro forma weighted average shares outstanding – diluted	19,148	18,467	18,303	15,367	12,659

	December 31,				
	2002	**2001**	**2000**	**1999[2]**	**1998[2]**
BALANCE SHEET DATA:					
Working capital (deficiency)	$ 6,319	$ 8,476	$ (2,273)	$ (639)	$ (2,214)
Total assets	29,757	41,155	48,004	54,110	14,865
Current portion of long-term debt	–	57	1,143	1,147	685
Line of credit and long-term debt, net	148	13,287	10,093	16,009	311
Total stockholders' equity (deficit)	16,592	10,934	12,240	10,886	(1,405)

(1) The unaudited pro forma income tax information is presented in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as if the Company had been subject to federal and state income taxes for all periods presented.

(2) In July 1999, PIA and the Spar Companies merged with the SPAR Companies deemed the accounting acquirer. The results of operations include the results of PIA from the acquisition date forward.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

In the United States, the Company provides merchandising services to manufacturers and retailers principally in mass merchandiser, drug, grocery, and other retail trade classes through its Merchandising Services Division. The Company established its International Division in July 2000, and through a joint venture with a leading Japanese wholesaler, the Company provides in-store merchandising services to the Japanese market. The Company accounts for its investment in the joint venture utilizing the equity method.

In December 2001, the Company decided to divest its Incentive Marketing Division and recorded an estimated loss on disposal of SPAR Incentive Marketing, Inc. ("SIM") of approximately $4.3 million, net of taxes, including a $1.0 million reserve recorded for the anticipated cost to divest SPGI and any anticipated losses through the divestiture date.

On June 30, 2002, SIM wholly-owned subsidiary of the Company, entered into a Stock Purchase and Sale Agreement with Performance Holdings, Inc. ("PHI"), a Delaware corporation headquartered in Carrollton, Texas. SIM sold all of the stock of its subsidiary SPAR Performance Group, Inc. ("SPGI"), to PHI for $6.0 million. As a condition of the sale, PHI issued and contributed 1,000,000 shares of its common stock to Performance Holdings, Inc. Employee Stock Ownership Plan which became the only shareholder of PHI.

As required, SIM's results have been reclassified as discontinued operations for all periods presented. The results of operations of the discontinued business segment is shown separately below net income from continuing operations. Accordingly, the 2002 consolidated statements of operations of the Company have been prepared, and its 2001 and 2000 consolidated statement of operations have been restated, to report the results of discontinued operations of SIM separately from the continuing operations of the Company, and the following discussions reflect such restatement.

In October 2002, the Company dissolved its Technology Division that was established in March 2000 for the purpose of marketing its proprietary Internet-based computer software. The operations of this subsidiary were not material.

The Company's critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Note 2 to the Financial Statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, depreciation methods, asset impairment recognition, business combination accounting, and discontinued business accounting. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances. Two critical accounting policies are revenue recognition and allowance for doubtful accounts:

Revenue Recognition

The Company's services are provided under contracts, which consist primarily of service fees and per unit fee arrangements. Revenues under service fee arrangements are recognized when the service is performed. The Company's per unit contracts provide for fees to be earned based on the retail sales of client's products to consumers. The Company recognizes per unit fees in the period such amounts become determinable.

Allowance for Doubtful Accounts

The Company continually monitors the collectability of its accounts receivable based upon current customer credit information available. Utilizing this information, the Company has established an allowance for doubtful accounts of $301,000 and $325,000 at December 31, 2002 and 2001, respectively. Historically, the Company's estimates have not differed materially from the actual results.

Results of operations

The following table sets forth selected financial the data and data as a percentage of net revenues for the periods indicated.

	Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000	
			(dollars in millions)			
	Dollars	%	Dollars	%	Dollars	%
Net revenues	$ 69.6	100.0%	$ 70.9	100.0%	$ 81.5	100.0%
Cost of revenues	40.3	57.9	40.9	57.7	50.3	61.7
Selling, general & administrative expenses	18.8	27.0	19.4	27.4	24.8	30.4
Depreciation & amortization	1.8	2.6	2.7	3.8	2.4	2.9
Other income & expenses, net	0.4	0.6	0.6	0.8	0.5	0.7
Income from continuing operations before income tax provision	8.3	11.9	7.3	10.3	3.5	4.3
Income tax provision	3.0	4.3	3.1	4.4	0.8	1.0
Income from continuing operations	5.3	7.6%	4.2	5.9%	2.7	3.3%
Discontinued operations:						
Loss from discontinued operations, net of tax benefits	–		(1.6)		(1.4)	
Estimated loss on disposal of discontinued operations, net of tax benefits	–		(4.3)		–	
Net income (loss)	$ 5.3		$ (1.7)		$ 1.3	

Results from continuing operations for the twelve months ended December 31, 2002, compared to twelve months ended December 31, 2001

Net Revenues from continuing operations for the twelve months ended December 31, 2002, were $69.6 million, compared to $70.9 million for the twelve months ended December 31, 2001, a 1.8% decrease. The decrease of 1.8% in net revenues is primarily attributed to decreased business in mass merchandiser and drug store chains.

Cost of revenues from continuing operations consists of in-store labor and field management wages, related benefits, travel and other direct labor-related expenses. Cost of revenues as a percentage of net revenues of 57.9% for the twelve months ended December 31, 2002, was consistent with the 57.7% for the twelve months ended December 31, 2001. Approximately 76% and 37% of the field services were purchased from the Company's affiliate, SMS, in 2002 and 2001, respectively (see Item 13 – Certain Relationships and Related Transactions, below). SMS's increased share of field services resulted from its more favorable cost structure.

Operating expenses include selling, general and administrative expenses as well as depreciation and amortization. Selling, general and administrative expenses include corporate overhead, project management, information systems, executive compensation, human resource expenses, legal and accounting expenses. The following table sets forth the operating expenses as a percentage of net revenues for the time periods indicated:

	Year Ended December 31, 2002		Year Ended December 31, 2001		Increase (decr.)
	(dollars in millions)				
	Dollars	%	Dollars	%	%
Selling, general & administrative	$ 18.8	27.0%	$ 19.4	27.4%	(3.0)%
Depreciation and amortization	1.8	2.6	2.7	3.8	(31.3)
Total operating expenses	$ 20.6	29.6%	$ 22.1	31.2%	(6.4)%

Selling, general and administrative expenses decreased by $0.6 million, or 3.0%, for the twelve months ended December 31, 2002, to $18.8 million compared to $19.4 million for the twelve months ended December 31, 2001. This decrease was due primarily to a reduction in the SG&A work force and related expenses, as well as lower information technology costs.

Depreciation and amortization decreased by $0.9 million for the twelve months ended December 31, 2002, primarily due to the change in accounting rules for goodwill amortization adopted by the Company effective January 1, 2002.

Interest Expense

Interest expense decreased $0.2 million to $0.4 million for the twelve months ended December 31, 2002, from $0.6 million for the twelve months ended December 31, 2001, due to decreased debt levels, as well as decreased interest rates in 2002.

Income Taxes

The provision for income taxes was $3.0 million and $3.1 million for the twelve months ended December 31, 2002, and December 31, 2001, respectively. The effective tax rate was 36.1% and 42.9% for 2002 and 2001, respectively. The decrease in the effective tax rate in 2002 is primarily due to the non amortization of goodwill (as discussed in Note 2 to the financial statements) that was previously expensed in 2001 and was not deductible for tax purposes.

Discontinued Operations

	Six Months Ended June 30, 2002		Year Ended December 31, 2001	
	(dollars in millions)			
	Dollars	%	Dollars	%
Net revenues	$ 15.7	100.0%	$ 31.2	100.0%
Cost of revenues	13.1	83.2	26.0	83.4
Selling, general and administrative expenses	2.8	17.9	5.7	18.4
Depreciation and amortization	0.1	0.8	1.2	3.4

The Incentive Marketing Division was divested in June 2002 under a plan adopted in 2001. Net revenues from the Incentive Marketing Division for the six months ended June 30, 2002, were $15.7 million, compared to $31.2 million for the twelve months ended December 31, 2001.

Cost of revenues in the Incentive Marketing Division consists of direct labor, independent contractor expenses, food, beverages, entertainment and travel costs. Cost of revenue as a percentage of net revenues of 83.2% for the six months ended June 30, 2002, was consistent with 83.4% for the twelve months ended December 31, 2001.

Operating expenses include selling, general and administrative expenses as well as depreciation and amortization. Selling, general and administrative expenses which include corporate overhead, project management, information systems, executive compensation, human resource expenses, legal and accounting expenses were $2.8 million for the six months ended June 30, 2002, and $5.7 million for the twelve months ended December 31, 2001. Depreciation and amortization was $0.1 million for the six months ended June 30, 2002 compared to $1.2 million for the twelve months ended December 31, 2001, reflecting the change in accounting rules for goodwill adopted by the Company effective January 1, 2002.

Net income/(loss)

The SPAR Group had a net income from continuing operations of approximately $5.3 million or $0.28 per basic and diluted share for the twelve months ended December 31, 2002, compared to a net income from continuing operations of approximately $4.2 million or $0.23 per basic and diluted shares for the twelve months ended December 31, 2001. The increase in net income from continuing operations is primarily the result of substantial reductions in selling, general and administrative expenses and a change in accounting for goodwill amortization. The SPAR Group had a net income of approximately $5.3 million or $0.28 per basic and diluted share for the twelve months ended December 31, 2002, compared to a net loss of $1.7 million or $0.09 per basic and diluted share for the twelve months ended December 31, 2001. The increase in total net income includes the effect of the $4.3 million loss in 2001 on disposal of discontinued operations.

Results from continuing operations for the twelve months ended December 31, 2001, compared to twelve months ended December 31, 2000

Net revenues from continuing operations for the twelve months ended December 31, 2001, were $70.9 million, compared to $81.5 million for the twelve months ended December 31, 2000, a 12.9% decrease. The decrease of 12.9% in net revenues is primarily attributed to discontinued in-store merchandising programs by the PIA Companies.

Cost of revenue from continuing operations consist of in-store labor and field management wages, related benefits, travel and other direct labor-related expenses, of which approximately 37% and 19% were purchased from the Company's affiliate, SMS in 2001 and 2000 respectively (see Item 13 – Certain Relationships and Related Transactions, below). Cost of revenues as a percentage of net revenues decreased 4.0% to 57.7% for the twelve months ended December 31, 2001, compared to 61.7% for the twelve months ended December 31, 2000. This decrease is principally attributable to reduced merchandiser labor costs due to efficiencies realized in 2001 from the continued consolidation of the multi-level field organization of the PIA Companies.

Operating expenses include selling, general and administrative expenses as well as depreciation and amortization. Selling, general and administrative expenses include corporate overhead, project management, information systems, executive compensation, human resource expenses and accounting expenses. The following table sets forth the operating expenses as a percentage of net revenues for the periods indicated:

	Year Ended December 31, 2001		Year Ended December 31, 2000		Increase (decr.)
	(dollars in millions)				
	Dollars	%	Dollars	%	%
Selling, general & administrative	$ 19.4	27.4%	$ 24.8	30.4%	(21.7)%
Depreciation and amortization	2.7	3.8	2.4	2.9	12.6%
Total operating expenses	$ 22.1	31.2%	$ 27.2	33.3%	(18.7)%

Selling, general and administrative expenses decreased by $5.4 million or 21.7% for the twelve months ended December 31, 2001, to $19.4 million compared to $24.8 million for the twelve months ended December 31, 2000. This decrease was primarily due to the efficiencies resulting from the continued integration with the PIA Companies. Selling, general, and administrative expenses for the Technology Division were $0.8 million and $0.4 million for the twelve months ended December 31, 2001 and December 31, 2000, respectively.

Depreciation and amortization increased by $0.3 million for the twelve months ended December 31, 2001, due primarily to the amortization of customized internal software costs capitalized under SOP 98-1.

Other Expense

For 2001, the Company recognized a loss of $107,000 from its share in the Japan Joint Venture.

Other Income

In January 2000, the Company sold its investment in an affiliate for approximately $1.5 million. The sale resulted in a gain of approximately $0.8 million, which is included in other income.

Interest Expense

Interest expense decreased $0.7 million to $0.6 million for the twelve months ended December 31, 2001, from $1.3 million for the twelve months ended December 31, 2000, due to decreased debt levels, as well as decreased interest rates in 2001.

Income Taxes

The provision for income taxes was $3.1 million and $0.8 million for the twelve months ended December 31, 2001, and December 31, 2000, respectively. The increase in the effective tax rate and the resultant taxes in 2001 is primarily due to the $0.8 million deferred tax benefit that resulted from a change in the Company's valuation allowance in 2000 that did not reoccur in 2001.

Discontinued Operations

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	(dollars in millions)			
	Dollars	%	Dollars	%
Net revenues	$ 31.2	100.0%	$ 28.1	100.0%
Cost of revenues	26.0	83.4	22.7	81.0
Selling, general and administrative expenses	5.7	18.4	5.7	20.2
Depreciation and amortization	1.2	3.4	1.2	4.2

Net revenues from the Incentive Marketing Division for the twelve months ended December 31, 2001, were $31.2 million, compared to $28.1 million for the twelve months ended December 31, 2000, an 11.2% increase. The increase in net revenues was primarily due to an increase in project revenue principally from new clients.

Cost of revenues in the Incentive Marketing Division consists of direct labor, independent contractor expenses, food, beverages, entertainment and travel costs. Cost of revenues from the Incentive Marketing Division, as a percentage of net revenues increased 2.4% to 83.4% for the twelve months ended December 31, 2001, compared to 81.0% for the twelve months ended December 31, 2000, primarily due to the programming mix, with higher cost programs accounting for a greater portion of the revenues in 2001.

Operating expenses include selling, general and administrative expenses as well as depreciation and amortization. Selling, general and administrative expenses which include corporate overhead, project management, information systems, executive compensation, human resource expenses and accounting expenses were $5.7 million for the twelve months ended December 31, 2001 and 2000. Depreciation and amortization was $1.2 million for the twelve months ended December 31, 2001 and 2000.

Net (loss)/income

The SPAR Group had a net loss of approximately $1.7 million or $0.09 per basic and diluted share for the twelve months ended December 31, 2001, compared to net income of $1.3 million or $0.07 per basic and diluted share for the twelve months ended December 31, 2000. The decrease in net income of $3.0 million or $0.16 per basic and diluted share is primarily due to a net loss from discontinued operations of approximately $4.3 million or $0.23 per basic and diluted share, partially offset by an increase of approximately $1.4 million or $0.07 per basic and diluted share of net income from continuing operations. The increase in net income from continuing operations per basic and diluted share is primarily the result of increased gross profit margins and substantial reductions in selling, general and administrative expenses.

Liquidity and Capital Resources

In the twelve months ended December 31, 2002, the Company had a net income of $5.3 million. Net cash provided by operating activities for the twelve months ended December 31, 2002, was $12.7 million, compared with net cash used by operations of $0.2 million for the twelve months ended December 31, 2001. Cash provided by operating activities in 2002 was primarily a result of net operating profits and decreases in accounts receivable and deferred tax assets, increases in accounts payable and other accrued liabilities, partially offset by decreases in restructuring charges and increases in prepaid expenses.

Net cash used in investing activities for the twelve months ended December 31, 2002, was $1.2 million, compared with net cash used of $1.7 million for the twelve months ended December 31, 2001. The net cash used in investing activities in 2002 resulted primarily from the purchases of property and equipment.

Net cash used by financing activities for the twelve months ended December 31, 2002, was $11.5 million, compared with net cash provided by financing activities of $2.0 million for the twelve months ended December 31, 2001. The net cash used by financing activities in 2002 was primarily due to payments on the line of credit.

The above activity resulted in no change in cash and cash equivalents for the twelve months ended December 31, 2002.

At December 31, 2002, the Company had positive working capital of $6.3 million as compared to $8.5 million at December 31, 2001. The decrease in working capital is due to decreases in accounts receivable and deferred taxes, increases in accrued expenses, and other current liabilities, and a reclassification of stockholder debt, partially off set by decreases in accounts payable, increases in prepaid expenses and the net change in current assets and liabilities from discontinued operations. Excess cash generated was utilized to pay down the line of credit. The Company's current ratio was 1.49 and 1.52 at December 31, 2002, and 2001, respectively.

In January 2003, the Company and Whitehall Business Credit Corporation ("Whitehall"), as successor to the business of IBJ Whitehall Business Credit Corporation, entered into the Third Amended and Restated Revolving Credit and Security Agreement and related documents (the "New Credit Facility"). The New Credit Facility provides the Company and its subsidiaries other than PIA Merchandising Limited (collectively, the "Borrowers") with a $15.0 million Revolving Credit Facility that matures on January 23, 2006. The Revolving Credit Facility allows the Borrowers to borrow up to $15.0 million based upon a borrowing base formula as defined in the agreement (principally 85% of "eligible" accounts receivable). The New Credit Facility bears interest at Whitehall's "Alternative Base Rate" or LIBOR plus two and one-half percent and is secured by all the assets of the Company and its subsidiaries.

The New Credit Facility replaces a previous 1999 agreement between the Company and IBJ Whitehall Business Credit Corporation (the "Old Credit Facility") that was scheduled to mature on February 28, 2003. The Old Credit Facility as amended provided for a $15.0 million Revolving Credit Facility, as well as, a $2.5 million Term Loan. The Revolving Credit facility allowed the Borrowers to borrow up to $15.0 million based upon a borrowing base formula as defined in the agreement (principally 85% of "eligible" accounts receivable). The Term Loan amortized in equal monthly installments of $83,334 and was repaid in full as of December 31, 2001. The revolving loan interest rate was Whitehall's "Alternate Base Rate" plus one-half of one percent (0.50%) (a total of 4.75% per annum at December 31, 2002).

Both Credit Facilities contain an option for Whitehall to purchase 16,667 shares of Common Stock of the Company for $0.01 per share in the event that the Company's average closing share price over a ten consecutive trading day period exceeds $15.00 per share. This option expires on July 31, 2003.

Both Credit Facilities contain certain financial covenants which must be met by the Borrowers on a consolidated basis, among which are a minimum "Net Worth", a "Fixed Charge Coverage Ratio", a capital expenditure limitation and a minimum EBITDA, as such terms are defined in the respective agreement. The Company was in compliance with all such financial covenants at December 31, 2002.

The balances outstanding on the revolving line of credit were $0.1 million and $11.3 million at December 31, 2002 and December 31, 2001, respectively. As of December 31, 2002, based upon the borrowing base formula, the SPAR Group had availability of $11.1 million of the $14.9 million unused revolving line of credit.

As of December 31, 2002, a total of approximately $4.0 million remained outstanding under notes with certain stockholders. These notes have an interest rate of 8% and are due on demand. The Company paid $3.0 million in January 2003 and expects to pay the remaining balance of approximately $1.0 million in 2003. The current Bank Loan Agreement contains certain restrictions on the repayment of stockholder debt.

Management believes that based upon the Company's current working capital position and the existing credit facilities, funding will be sufficient to support ongoing operations over the next twelve months. However, delays in collection of receivables due from any of the Company's major clients, or a significant reduction in business from such clients, or the inability to acquire new clients, could have a material adverse effect on the Company's cash resources and its ongoing ability to fund operations.

In connection with the sale of SPGI on June 30, 2002, the Company agreed to provide a discretionary revolving line of credit to SPGI not to exceed $2.0 million (the "Revolver") through September 30, 2005. The Revolver is secured by a pledge of all the assets of SPGI and is guaranteed by PHI. To date, there have been no advances against the Revolver. Under the Revolver terms, SPGI is required to deposit all of its cash to the Company's lockbox. At December 31, 2002, the Company had cash deposits due SPGI totaling approximately $0.9 million.

Certain Contractual Obligations

The following table contains a summary of certain of the Company's contractual obligations by category as at December 31, 2002 (in thousands).

Contractual Obligations	Payments due by Period ($)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$148	$148	$ –	$ –	$ –
Due to Stockholders	3,951	3,951	–	–	–
Operating Lease Obligations	2,996	1,004	1,393	599	–
Other Contractual Obligations included on the Registrant's Balance Sheet	1,035	1,035	–	–	–
Total	$8,130	$6,138	$1,393	$599	$ –

In addition to the above, the Company had contingent liabilities to SPGI of approximately $2.0 million (see above).

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

The Company is exposed to market risk related to the variable interest rate on the line of credit and the variable yield on its cash and cash equivalents. The Company's accounting policies for financial instruments and disclosures relating to financial instruments require that the Company's consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable and long term debt. The Company considers carrying amounts of current assets and liabilities in the consolidated financial statements to approximate the fair value for these financial instruments because of the relatively short period of time between origination of the instruments and their expected realization. The carrying amount of the line of credit approximates fair value because the obligation bears interest at a floating rate. The carrying amount of debt due to certain stockholders approximates fair value because the obligation bears interest at a market rate. The Company monitors the risks associated with interest rates and financial instrument positions. The Company's investment policy objectives require the preservation and safety of the principal, and the maximization of the return on investment based upon the safety and liquidity objectives.

Currently, the Company's international operations are not material and, therefore, the risk related to foreign currency exchange rates is not material.

Investment Portfolio

The Company has no derivative financial instruments or derivative commodity instruments in its cash and cash equivalents and investments. Excess cash is normally used to pay down the revolving line of credit.

Item 8. Financial Statements and Supplementary Data.

See Item 16 of this Annual Report on form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

SEE PROXY STATEMENT 2003 ANNUAL MEETING OF STOCKHOLDERS.

Item 11. Executive Compensation and Other Information of SPAR Group, Inc.

SEE PROXY STATEMENT 2003 ANNUAL MEETING OF STOCKHOLDERS.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

SEE PROXY STATEMENT 2003 ANNUAL MEETING OF STOCKHOLDERS.

Item 13. Certain Relationships and Related Transactions.

SEE PROXY STATEMENT 2003 ANNUAL MEETING OF STOCKHOLDERS.

Item 14. Controls and Procedures.

SEE PROXY STATEMENT 2003 ANNUAL MEETING OF STOCKHOLDERS.

Item 15. Principal Accountant Fees and Services.

SEE PROXY STATEMENT 2003 ANNUAL MEETING OF STOCKHOLDERS.

PART IV

Item 16. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) 1. Index to Financial Statements filed as part of this report:

2. Financial Statement Schedules.

3. Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation of SPAR Group, Inc. (referred to therein under its former name PIA), as amended (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-80429), as filed with the Securities and Exchange Commission ("SEC") on December 14, 1995 (the "Form S-1")), and the Certificate of Amendment filed with the Secretary of State of the State of Delaware on July 8, 1999 (which, among other things, changes the Company's name to SPAR Group, Inc.) (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the 3rd Quarter ended September 30, 1999).
3.2	By-laws of the Company (referred to therein under its former name PIA) (incorporated by reference to the above referenced Form S-1).
4.1	Registration Rights Agreement entered into as of January 21, 1992, by and between RVM Holding Corporation. RVM/PIA, a California Limited Partnership, The Riordan Foundation and Creditanstalt-Bankverine (incorporated by reference to the Form S-1).
10.1	2000 Stock Option Plan, as amended, (incorporated by reference to the Company's Proxy Statement for the Company's Annual meeting held on August 2, 2001, as filed with the SEC on July 12, 2001).
10.2	2001 Employee Stock Purchase Plan (incorporated by reference to the Company's Proxy Statement for the Company's Annual meeting held on August 2, 2001, as filed with the SEC on July 12, 2001).
10.3	2001 Consultant Stock Purchase Plan (incorporated by reference to the Company's Proxy Statement for the Company's Annual meeting held on August 2, 2001, as filed with the SEC on July 12, 2001).

10.4 Service Agreement dated as of January 4, 1999, by and between SPAR Marketing Force, Inc., and SPAR Marketing Services, Inc. (incorporated by reference to the Company's Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 1999).

10.5 Business Manager Agreement dated as of July 8, 1999, by and between SPAR Marketing Force, Inc., and SPAR Marketing Services, Inc. (incorporated by reference to the Company's Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 1999).

10.6 Trademark License Agreement dated as of July 8, 1999, by and between SPAR Marketing Services, Inc., and SPAR Trademarks, Inc., filed herewith.

10.7 Trademark License Agreement dated as of July 8, 1999, by and between SPAR Infotech, Inc., and SPAR Trademarks, Inc., filed herewith

10.8 [Reserved.]

10.9 Stock Purchase and Sale Agreement by and among Performance Holdings, Inc. and SPAR Incentive Marketing, Inc., effective as of June 30, 2002 (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2002).

10.10 Revolving Credit, Guaranty and Security Agreement by and among Performance Holdings, Inc. and SPAR Incentive Marketing, Inc., effective as of June 30, 2002 (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2002).

10.11 Term Loan, Guaranty and Security Agreement by and among Performance Holdings, Inc. and SPAR Incentive Marketing, Inc., effective as of June 30, 2002 (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2002).

10.11 Amendment No. 7 to Second Amended and Restated Revolving Credit, Term Loan and Security Agreement by and among the SPAR Borrowers and the Lender, effective as of October 31, 2002 (incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2002).

10.12 Third Amended and Restated Revolving Credit and Security Agreement by and among Whitehall Business Credit Corporation (the "Lender") with SPAR Marketing Force, Inc., SPAR Group, Inc., SPAR, Inc., SPAR/Burgoyne Retail Services, Inc., SPAR Incentive Marketing, Inc., SPAR Trademarks, Inc., SPAR Marketing, Inc. (DE), SPAR Marketing, Inc. (NV), SPAR Acquisition, Inc., SPAR Group International, Inc., SPAR Technology Group, Inc., SPAR/PIA Retail Services, Inc., Retail Resources, Inc., Pivotal Field Services Inc., PIA Merchandising Co., Inc., Pacific Indoor Display Co. and Pivotal Sales Company (collectively, the "Borrowers"), dated as of January 24, 2003, and filed herewith.*

21.1 List of Subsidiaries.*

23.1 Consent of Ernst & Young LLP.*

99.1 Certification of the CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and filed herewith.*

99.2 Certification of the CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and filed herewith.*

* This exhibit is not in this Annual Report to shareholders. This exhibit is available upon request from the Company and is also available on line at www.sec.gov.

(b) Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPAR GROUP, INC.

By: /s/ Robert G. Brown
Robert G. Brown
President, Chief Executive Officer and Chairman of the Board

Date: March 31, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this amendment to the report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

SIGNATURE	TITLE
/s/ Robert G. Brown Robert G. Brown Date: March 31, 2003	President, Chief Executive Officer, Director and Chairman of the Board
/s/ William H. Bartels William H. Bartels Date: March 31, 2003	Vice Chairman and Director
/s/ Robert O. Aders Robert O. Aders Date: March 31, 2003	Director
/s/ Jack W. Partridge Jack W. Partridge Date: March 31, 2003	Director
/s/ Jerry B. Gilbert Jerry B. Gilbert Date: March 31, 2003	Director
/s/ George W. Off George W. Off Date: March 31, 2003	Director
/s/ Charles Cimitile Charles Cimitile Date: March 31, 2003	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

CERTIFICATIONS

I, Robert G. Brown, certify that:

1. I have reviewed this annual report on Form 10-K of SPAR Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Robert G. Brown
Robert G. Brown
Chairman, President and Chief
Executive Officer

CERTIFICATIONS

I, Charles Cimitile, certify that:

1. I have reviewed this annual report on Form 10-K of SPAR Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Charles Cimitile
Charles Cimitile
Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders of
SPAR Group, Inc. and Subsidiaries

We have audited the consolidated balance sheets of SPAR Group, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 16(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SPAR Group, Inc. and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2, the Company adopted Statement of Accounting Standards No. 142 effective January 1, 2002.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 7, 2003

SPAR Group, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	**$ –**	$ –
Accounts receivable, net	**17,415**	21,144
Prepaid expenses and other current assets	**783**	440
Deferred income taxes	**903**	3,241
Total current assets	**19,101**	24,825
Property and equipment, net	**1,972**	2,644
Goodwill	**7,858**	8,357
Deferred income taxes	**705**	389
Other assets	**121**	110
Net long-term assets from discontinued operations	–	4,830
Total assets	**$ 29,757**	$ 41,155
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 422**	$ 440
Accrued expenses and other current liabilities	**6,097**	5,257
Accrued expenses, due to affiliates	**958**	611
Restructuring charges, current	**1,354**	1,597
Due to certain stockholders	**3,951**	2,655
Net current liabilities from discontinued operations	–	5,732
Current portion of long-term debt	–	57
Total current liabilities	**12,782**	16,349
Line of credit	**148**	11,287
Long-term debt due to certain stockholders	–	2,000
Restructuring charges, long term	**235**	585
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value:		
Authorized shares – 3,000,000		
Issued and outstanding shares – none	–	–
Common stock, $.01 par value:		
Authorized shares – 47,000,000		
Issued and outstanding shares – 18,824,527 -- 2002; 18,582,615 -- 2001	**188**	186
Treasury stock	**(30)**	–
Additional paid-in capital	**10,919**	10,531
Retained earnings	**5,515**	217
Total stockholders' equity	**16,592**	10,934
Total liabilities and stockholders' equity	**$ 29,757**	$ 41,155

See accompanying notes.

SPAR Group, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,		
	2002	**2001**	**2000**
Net revenues	**$ 69,612**	$ 70,891	$ 81,459
Cost of revenues	**40,331**	40,883	50,278
Gross profit	**29,281**	30,008	31,181
Selling, general, and administrative expenses	**18,804**	19,380	24,761
Depreciation and amortization	**1,844**	2,682	2,383
Operating income	**8,633**	7,946	4,037
Other (income) expense	**(26)**	107	(790)
Interest expense	**363**	561	1,326
Income from continuing operations before provision for income taxes	**8,296**	7,278	3,501
Provision for income taxes	**2,998**	3,123	780
Net income from continuing operations	**5,298**	4,155	2,721
Discontinued operations:			
Loss from discontinued operations, net of tax benefits of $938 and $858 for 2001 and 2000, respectively	–	(1,597)	(1,399)
Estimated loss on disposal of discontinued operations in 2001, net of tax benefit of $2,618	–	(4,272)	–
Net income (loss)	**$ 5,298**	$ (1,714)	$ 1,322
Basic/diluted net income (loss) per common share:			
Income from continuing operations	**$ 0.28**	$ 0.23	$ 0.15
Loss from discontinued operations	–	(0.32)	(0.08)
Net income (loss)	**$ 0.28**	$ (0.09)	$ 0.07
Weighted average shares outstanding – basic	**18,761**	18,389	18,185
Weighted average shares outstanding – diluted	**19,148**	18,467	18,303

See accompanying notes.

SPAR Group, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity

(In thousands)

	Common Stock			Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Treasury Stock			
Balance at December 31, 1999	18,155	$ 182	$ –	$ 10,095	$ 609	$10,886
Stock options exercised and employee stock purchase plan purchases	117	–	–	32	–	32
Net income	–	–	–	–	1,322	1,322
Balance at December 31, 2000	18,272	$ 182	–	$ 10,127	$ 1,931	$ 12,240
Stock options exercised and employee stock purchase plan purchases	311	4	–	404	–	408
Net loss	–	–	–	–	(1,714)	(1,714)
Balance at December 31, 2001	18,583	$ 186	–	$ 10,531	$ 217	$ 10,934
Stock options exercised and employee stock purchase plan purchases	**242**	**2**	**–**	**388**	**–**	**390**
Purchase of treasury stock	**–**	**–**	**(30)**	**–**	**–**	**(30)**
Net income	**–**	**–**	**–**	**–**	**5,298**	**5,298**
Balance at December 31, 2002	**18,825**	**$188**	**$(30)**	**$ 10,919**	**$5,515**	**$16,592**

See accompanying notes.

SPAR Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2002	**2001**	**2000**
Operating activities			
Net income (loss)	**$ 5,298**	$ (1,714)	$ 1,322
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	**1,844**	2,217	1,839
Amortization	–	1,630	1,725
Estimated loss on disposal of discontinued operations	–	4,272	–
Gain on sale of affiliate	–	–	(790)
Changes in operating assets and liabilities:			
Accounts receivable	**3,729**	13	5,318
Prepaid expenses and other current assets	**(354)**	318	(346)
Deferred income taxes	**2,022**	1,710	(185)
Accounts payable, accrued expenses and other current liabilities	**766**	(7,202)	216
Restructuring charges	**(593)**	(1,487)	(2,766)
Net cash provided (used in) by operating activities	**12,712**	(243)	6,333
Investing activities			
Purchases of property and equipment	**(1,172)**	(1,744)	(1,941)
Purchase of businesses, net of cash acquired	–	–	(62)
Sale of investment in affiliate	–	–	1,500
Net cash used in investing activities	**(1,172)**	(1,744)	(503)
Financing activities			
Net (payments) borrowings on line of credit	**(11,139)**	3,526	(5,596)
Payments on long-term debt	**(57)**	(1,465)	(1,113)
Net payments to certain stockholders	**(704)**	(482)	(182)
Payments of note payable, MCI	–	–	(1,045)
Proceeds from issuance of common stock	**390**	408	32
Purchase of treasury stock	**(30)**	–	–
Net cash (used in) provided by financing activities	**(11,540)**	1,987	(7,904)
Net decrease in cash	–	–	(2,074)
Cash at beginning of year	–	–	2,074
Cash at end of year	**$ –**	$ –	$ –
Supplemental disclosure of cash flow information			
Interest paid	**$ 686**	$ 1,892	$ 1,394

See accompanying notes.

1. Business and Organization

The SPAR Group, Inc., a Delaware corporation ("SPAR Group", "SGRP", or the "Company"), is a supplier of in-store merchandising and marketing services throughout the United States and internationally. The Company also provides database marketing, teleservices and marketing research. As part of a strategic realignment in the fourth quarter of 2001, the Company made the decision to divest its Incentive Marketing Division, SPAR Performance Group, Inc. ("SPGI"). The Company explored various alternatives for the sale of SPGI and subsequently sold the business to SPGI's employees through the establishment of an employee stock ownership plan on June 30, 2002. In addition, in October 2002, the Company dissolved its Technology Division that was established in March 2000 for the purpose of marketing its proprietary Internet-based computer software. The Company's continuing operations are now divided into two divisions: the Merchandising Services Division and the International Division. The Merchandising Services Division provides merchandising services, database marketing, teleservices and marketing research to manufacturers and retailers with product distribution primarily in mass merchandisers, drug chains and grocery stores in the United States. The International Division established in July 2000, currently provides merchandising services through a joint venture in Japan and focuses on expanding the Company's merchandising services business throughout the world.

Merchandising Services Division

The Company's Merchandising Services Division consists of SPAR Marketing, Inc. ("SMI") (an intermediate holding company), SPAR Marketing Force, Inc. ("SMF"), SPAR Marketing, Inc., ("SMNEV"), SPAR/Burgoyne Retail Services, Inc. ("SBRS"), and SPAR, Inc. ("SINC") PIA Merchandising, Co., Inc., Pacific Indoor Display d/b/a Retail Resources, Pivotal Sales Company and PIA Merchandising Ltd. The Merchandising Services Division provides nationwide retail merchandising and marketing services to home entertainment, PC software, general merchandise, health and beauty care, consumer goods and food products companies in the United States. The Company provides these services primarily on behalf of consumer product manufacturers and retailers at mass merchandisers, drug chains and retail grocery stores.

Merchandising services primarily consist of regularly scheduled dedicated routed services and special projects provided at the store level for a specific retailer or single or multiple manufacturers primarily under single or multi-year contracts. Services also include stand-alone large-scale implementations. These services may include sales enhancing activities such as ensuring that client products authorized for distribution are in stock and on the shelf, adding new products that are approved for distribution but not presently on the shelf, setting category shelves in accordance with approved store schematics, ensuring that shelf tags are in place, checking for the overall salability of client products and setting new and promotional items and placing and/or removing point of purchase and other related media advertising. Specific in-store services can be initiated by retailers or manufacturers, and include new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. The Company also provides database marketing, teleservices and research services.

1. Business and Organization (continued)

International Division

In July 2000, the Company established its International Division, SPAR Group International, Inc. ("SGI"), to focus on expanding its merchandising services business world-wide. Currently, the Company provides merchandising services in Japan through a joint venture with a large Japanese distributor and is actively pursuing expansion into other markets.

Discontinued Operations – Incentive Marketing Division

On June 30, 2002, SPAR Incentive Marketing, Inc. ("SIM"), a wholly-owned subsidiary of the Company, entered into a Stock Purchase and Sale Agreement with Performance Holdings, Inc. ("PHI"), a Delaware corporation headquartered in Carrollton, Texas. SIM sold all of the stock of its subsidiary, SPGI to PHI for $6.0 million. As a condition of the sale, PHI issued and contributed 1,000,000 shares of its common stock to Performance Holdings, Inc. Employee Stock Ownership Plan, which became the only shareholder of PHI.

The $6.0 million sales price was evidenced by two Term Loans, an Initial Term Loan totaling $2.5 million and an Additional Term Loan totaling $3.5 million (collectively the "Term Loans"). The Term Loans are guarantied by SPGI and secured by pledges of all the assets of PHI and SPGI. The Term Loans bear interest at a rate of 12% per annum through December 31, 2003. On January 1, 2004, and on January 1 each year thereafter, the interest rate is adjusted to equal the higher of the median or mean of the High Yield Junk Bond interest rate as reported in the Wall Street Journal (or similar publication or service if the Wall Street Journal no longer reports such rate) on the last business day in the immediately preceding December. The Initial Term Loan is required to be repaid in quarterly installments that increase over the term of the loan, commencing March 31, 2003, with a balloon payment required at maturity on June 30, 2007. In addition to the preceding payments of the Initial Term Loan, PHI is required to make annual mandatory prepayments of the Term Loans on February 15th of each year, commencing on February 15, 2004, equal to:

- 40% of the amount of Adjusted Cash Flow (as defined in the Revolver) for the immediately preceding fiscal year ended December 31; and
- 35% of the amount of excess targeted Adjusted Cash Flow (as defined in the Revolver) for the immediately preceding fiscal year ended December 31.

These payments will be applied first to accrued and unpaid interest on the Term Loans and Revolver, then to the Additional Term Loan until repaid, and then to the Initial Term Loan. Because collection of the notes depends on the future operations of PHI, the $6.0 million notes were fully reserved pending collection.

In addition to the Term Loans, SIM agreed to provide a discretionary revolving line of credit to SPGI not to exceed $2.0 million (the "Revolver"). The Revolver is secured by a pledge of all the assets of SPGI and is guaranteed by PHI. The Revolver provides for advances in excess of the borrowing base through September 30, 2003. Through September 30, 2003, the Revolver bears interest at the higher of the Term Loans interest rate or the prime commercial lending rate as announced in the Wall Street Journal plus 4.0% per annum. As of October 1, 2003, the Revolver will include a borrowing base calculation (principally 85% of eligible accounts receivable). Prior to September 1, 2003, SPGI may request that SIM provide advances of up to $1,000,000 in excess of the borrowing base. If advances are limited to the borrowing base on and after October 1, 2003, the interest rate will be reduced to the higher of the Term Loans interest rate less 4.0% per annum or the prime commercial lending rate as announced in the Wall Street Journal plus 4.0%

1. Business and Organization (continued)

per annum. If SPGI requests that advances be allowed in excess of the borrowing base, the interest rate will remain unchanged.

Due to the speculative nature of the loan SIM has established a reserve for collection of approximately $0.8 million against the $2.0 million Revolver commitment. This reserve is included in other current liabilities.

In December 2001, the Company reviewed the goodwill associated with SPGI and recorded an impairment of goodwill totaling $4.3 million, net of taxes, including a $1.0 million reserve recorded in 2001 for the cost to dispose of SPGI and the anticipated losses through the date of divestiture, June 30, 2002.

Operating losses of $682,000 incurred from January 1, 2002, through June 30, 2002, the date of divestiture, were charged against the aforementioned reserve. In addition, $318,000 of costs to dispose of SPGI were also charged against the reserve. The 2001 and 2000 consolidated statements of operations were restated to report the results of discontinued operations separately from continuing operations. Operating results of the discontinued operations are summarized as follows (in thousands):

	Six Months Ended June 30,	**Year Ended December 31,**	
	2002	**2001**	**2000**
Net sales	**$15,735**	$31,202	$28,070
Less:			
Cost of sales	**13,092**	26,032	22,692
Selling, general and administrative expenses	**2,814**	5,736	5,654
Interest expense	**383**	804	800
Depreciation	**128**	306	322
Amortization	–	859	859
Operating loss	**(682)**	(2,535)	(2,257)
Provision for income tax benefit	**(259)**	(938)	(858)
Net loss	**$ (423)**	$ (1,597)	$(1,399)

1. Business and Organization (continued)

Net non-current assets and current liabilities of discontinued operations, classified separately in the 2001 balance sheet, are summarized below (in thousands):

	2001
Net non-current assets of discontinued operations:	
Property and equipment	$ 444
Goodwill and other intangibles, net	4,386
	$ 4,830
Net current liabilities of discontinued operations:	
Accounts receivable, net	$ 2,050
Prepaid expenses and other current assets	228
Prepaid program costs	3,470
Accounts payable	(1,642)
Accrued expenses and other current liabilities	(1,727)
Deferred revenue	(7,090)
Current portion of long-term debt	(21)
Other current charges	(1,000)
	$ (5,732)

Other current charges represent the costs to dispose of SPGI and the losses from operations expected prior to the disposal of the business on June 30, 2002.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SPAR Group, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid short-term investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Revenue Recognition

The Company's services are provided under contracts, which consist primarily of service fees and per unit fee arrangements. Revenues under service fee arrangements are recognized when the service is performed. The Company's per unit contracts provide for fees to be earned based on the retail sales of client's products to consumers. The Company recognizes per unit fees in the period such amounts become determinable.

Unbilled Accounts Receivable

Unbilled accounts receivable represent services performed but not billed.

2. Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company continually monitors the collectability of its account receivable based upon current customer credit information available. Utilizing this information, the Company has established an allowance for doubtful accounts of $301,000 and $325,000 at December 31, 2002 and 2001, respectively.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost. Depreciation and amortization are calculated on a straight-line basis over estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease term, using the straight-line method.

Internal Use Software Development Costs

The Company under the rules of SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, capitalizes certain costs incurred in connection with developing or obtaining internal use software. Capitalized software development costs are amortized over three years.

The Company capitalized $774,000, $430,000, and $994,000 of costs related to software developed for internal use in 2002, 2001 and 2000, respectively.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment, whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable and the undiscounted cash flows estimated to be generated by those total assets are less than the assets' carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Fair Value of Financial Instruments

The Company's balance sheets include the following financial instruments: accounts receivable, accounts payable and a line of credit. The Company considers the carrying amounts of current assets and liabilities in the financial statements to approximate the fair value for these financial instruments, because of the relatively short period of time between origination of the instruments and their expected realization or payment. The carrying amount of the line of credit approximates fair value because the obligation bears interest at a floating rate. The carrying amount of long-term debt to certain stockholders approximates fair value because the current effective interest rates reflect the market rate for unsecured debt with similar terms and remaining maturities.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company has minimal cash as excess cash is generally utilized to pay its bank line of credit.

One customer accounted for 26%, 25% and 20% of net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. This customer approximated 40%, 24% and 26% of accounts receivable at December 31, 2002, 2001, and 2000, respectively.

A second customer accounted for 11%, 9% and 5% of the Company's net revenues for the years ended December 31, 2002, 2001, and 2000, respectively. This second customer also accounted for approximately 5%, 4% and 4% of accounts receivable at December 31, 2002, 2001 and 2000, respectively.

Approximately 24%, 31%, and 18% of net revenues for the years ended December 31, 2002, 2001, and 2000, respectively, resulted from merchandising services performed for others at Kmart stores. Kmart filed for protection under the U.S. Bankruptcy Code in January 2002. During 2002, Kmart closed a significant number of stores in the United States. While the Company's customers and the resultant contractual relationships are with the manufacturers and not this retailer, the Company's business would be negatively impacted if this retailer were to close all or most of its stores.

Income Taxes

Deferred tax assets and liabilities represent the future tax return consequences of certain timing differences that will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in net deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock Based Compensation*, requires disclosure of fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company has chosen, under the provisions of SFAS No. 123, to continue to account for employee stock-based transactions under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*. The Company has disclosed in Note 9 to the consolidated financial statements actual and pro forma basic and diluted net income (loss) per share as if the Company had applied the fair value method of accounting.

2. Summary of Significant Accounting Policies (continued)

Earnings Per Share

Basic earnings per share amounts are based upon the weighted average number of common shares outstanding. Diluted earnings per share amounts are based upon the weighted average number of common and potential common shares outstanding for each period represented. Potential common shares outstanding include stock options, using the treasury stock method.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* in the first quarter of 2002. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. During 2002, the Company performed the required impairment tests of goodwill. As a result of these tests, there was no effect on the earnings and financial position of the Company.

2. Summary of Significant Accounting Policies (continued)

The following table presents the results of the Company for all periods presented on a comparable basis (in thousands except per share information):

	2002	2001	2000
Reported net income (loss)	**$ 5,298**	$ (1,714)	$ 1,322
Add: Goodwill amortization	**–**	771	866
Adjusted net income (loss)	**$ 5,298**	$ (943)	$ 2,188
Basic and diluted net income (loss) per share:			
Reported net income (loss)	**$ 0.28**	$ (0.09)	$ 0.07
Add: Goodwill amortization	**–**	0.04	0.05
Adjusted net income (loss)	**$ 0.28**	$ (0.05)	$ 0.12

Prior to 2002, the Company amortized all goodwill over 15 years.

In 2001, the amount of goodwill related to the July 1999 merger of SPAR Companies and PIA Merchandising Services, Inc. ("PIA") decreased approximately $1.2 million as a result of the reduction of estimates associated with pre-merger related liabilities and restructure reserves. In 2002, the amount of goodwill related to this transaction decreased approximately $0.5 million as a result of a change in the valuation allowance required on deferred tax assets related to the PIA operating loss carryforward.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the 2002 presentation.

3. Supplemental Balance Sheet Information

Accounts receivable, net, consists of the following (in thousands):

	December 31, 2002	December 31, 2001
Trade	**$ 11,973**	$ 16,366
Unbilled	**5,743**	5,095
Non-trade	**–**	8
	17,716	21,469
Less allowance for doubtful accounts	**301**	325
	$ 17,415	$ 21,144

Property and equipment consists of the following (in thousands):

	December 31, 2002	December 31, 2001
Equipment	**$ 4,175**	$ 3,792
Furniture and fixtures	**509**	509
Leasehold improvements	**138**	123
Capitalized software development costs	**3,278**	2,504
	8,100	6,928
Less accumulated depreciation and amortization	**6,128**	4,284
	$ 1,972	$ 2,644

Accrued expenses and other current liabilities consists of the following (in thousands):

	December 31, 2002	December 31, 2001
Accrued salaries and other related costs	**$ 321**	$ 1,224
Accrued merger related costs	**1,945**	2,397
Due to SPGI (cash deposits)	**917**	–
Other	**2,914**	1,636
	$ 6,097	$ 5,257

4. Line of Credit and Long-Term Liabilities

In January 2003, the Company and Whitehall Business Credit Corporation ("Whitehall"), entered into the Third Amended and Restated Revolving Credit and Security Agreement (the "New Credit Facility"). The New Credit Facility provides the Borrowers with a $15.0 million Revolving Credit Facility that matures on January 23, 2006. The Revolving Credit Facility allows the Borrowers to borrow up to $15.0 million based upon a borrowing base formula as defined in the agreement (principally 85% of "eligible" accounts receivable). The New Credit Facility bears interest at Whitehall's "Alternative Base Rate" or LIBOR plus two and one-half percent and is secured by all the assets of the Company and its subsidiaries.

The New Credit Facility replaces a previous 1999 agreement between the Company and IBJ Whitehall Business Credit Corporation (the "Old Credit Facility") that was scheduled to mature on February 28, 2003. The Old Credit Facility as amended provided for a $15.0 million Revolving Credit Facility, as well as a $2.5 million Term Loan. The Revolving Credit facility allowed the Borrowers to borrow up to $15.0 million based upon a borrowing base formula as defined in the agreement (principally 85% of "eligible" accounts receivable). The Term Loan amortized in equal monthly installments of $83,334 and was repaid in full as of December 31, 2001. The revolving loans bore interest at Whitehall's "Alternate Base Rate" plus one-half of one percent (0.50%) (a total of 4.75% per annum at December 31, 2002).

Both Credit Facilities contain an option for Whitehall to purchase 16,667 shares of Common Stock of the Company for $0.01 per share in the event that the Company's average closing share price over a ten consecutive trading day period exceeds $15.00 per share. This option expires on July 31, 2003.

Both Credit Facilities contain certain financial covenants which must be met by the Borrowers on a consolidated basis, among which are a minimum "Net Worth", a "Fixed Charge Coverage Ratio", a capital expenditure limitation and a minimum EBITDA, as such terms are defined in the respective agreement. The Company was in compliance with all such financial covenants at December 31, 2002.

The balances outstanding on the revolving line of credit under the Old Credit Facility were $0.1 million and $11.3 million at December 31, 2002, and December 31, 2001, respectively. As of December 31, 2002, based upon the borrowing base formula, the SPAR Group had availability under the Old Credit Facility of $11.1 million of the $14.9 million unused revolving line of credit. Availability would have been the same under the New Credit Facility had it been in effect on December 31, 2002.

4. Line of Credit and Long-Term Liabilities (continued)

The Company's line of credit and long-term liabilities consist of the following at December 31 (in thousands):

	2002	2001
Revolving line of credit, maturing February 2003	**$148**	$11,287
Other long-term liabilities	–	57
	$148	11,344
Current maturities of long-term liabilities	–	(57)
	$148	$11,287

5. Income Taxes

The provision for income tax expense from continuing operations is summarized as follows (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Current	**$ 476**	$ 109	–
Deferred	**2,522**	3,014	$780
	$2,998	$3,123	$780

The provision for income taxes from continuing operations is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Provision for income taxes at federal statutory rate	**$2,821**	$2,475	$1,190
State income taxes, net of federal benefit	**175**	317	140
Permanent differences	**(48)**	317	321
Change in valuation allowance	**–**	–	(825)
Other	**50**	14	(46)
Provision for income taxes	**$2,998**	$3,123	$ 780

5. Income Taxes (continued)

Deferred taxes consist of the following (in thousands):

	December 31,	
	2002	**2001**
Deferred tax assets:		
Net operating loss carryforwards	**$3,876**	$4,150
Restructuring	**454**	879
Accrued compensation and related benefits	**160**	446
SIM reserve against loan commitment	**320**	–
Allowance for doubtful accounts and other receivable	**114**	166
Loss on disposal of incentive business SPGI	–	2,618
Other	**206**	290
Valuation allowance	**(3,126)**	(3,622)
Total deferred tax assets	**2,004**	4,927
Deferred tax liabilities:		
Nonrecurring charge for termination of Subchapter S election	–	797
Capitalized software development costs	**396**	500
Total deferred tax liabilities	**396**	1,297
Net deferred tax assets	**$1,608**	$3,630

At December 31, 2002, the Company has net operating loss carryforwards (NOLs) of $10.2 million available to reduce future federal taxable income. The Company's net operating loss carryforwards begin to expire in the year 2012. Section 382 of the Internal Revenue Code restricts the annual utilization of the NOLs incurred prior to a change in ownership. Such a change in ownership had occurred in 1999, thereby restricting the NOLs prior to such date available to the Company to approximately $657,500 per year.

The Company has established a valuation allowance for the deferred tax assets related to the available NOLs that are deductible for years subsequent to 2005 totaling $3,126,000. The $3,126,000 valuation allowance at December 31, 2002 when realized will result in a reduction of goodwill associated with the PIA acquisition. In 2002 and 2001, the Company reduced the valuation allowance and goodwill by $499,000 and $250,000 respectively. In 2001, in addition to the goodwill adjustment discussed above, the Company also realized the benefit of certain deferred tax assets and decreased the valuation allowance by $387,000.

6. Commitments and Contingencies

Lease Commitments

The Company leases equipment and certain office space in several cities, under non-cancelable operating lease agreements. Certain leases contain escalation clauses and require the Company to pay its share of any increases in operating expenses and real estate taxes. Rent expense was approximately $1.0 million, $1.0 million, and $1.1 million for the years ended December 31, 2002, 2001, and 2000, respectively. At December 31, 2002, future minimum commitments under all non-cancelable operating lease arrangements are as follows (in thousands):

2003	$1,004
2004	831
2005	562
2006	545
2007	54

Legal Matters

On October 24, 2001, Safeway Inc., a former customer of the PIA Companies, filed a complaint alleging damages of approximately $3.6 million plus interest and costs and alleged punitive damages in an unspecified amount against the Company with respect to (among other things) alleged breach of contract with the PIA companies. On or about December 30, 2002, the Court approved the filing of Safeway Inc.'s Second Amended Complaint, which alleges causes of action (among other things) for breach of contract against the Company, PIA Merchandising Co., Inc. and Pivotal Sales Company. The Second Amended Complaint was filed with the Court on January 13, 2003, and does not specify the amount of monetary damages sought. No punitive or exemplary damages are sought in Safeway Inc.'s Second Amended Complaint. This case is being vigorously contested by the Company.

The Company is a party to various legal actions and administrative proceedings arising in the normal course of business. In the opinion of Company management, disposition of these matters are not anticipated to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

7. Employee Benefits

Retirement/Pension Plans

The Company has a 401(k) Profit Sharing Plan covering substantially all eligible employees. Employer contributions were approximately $117,000, $118,000, and $68,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

Certain of the Company's PIA employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Pension expense related to these plans was approximately $60,000, $77,000, and $24,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

Stock Purchase Plans

The Company has Employee and Consultant Stock Purchase Plans (the "SP Plans"). The SP Plans allow employees and consultants of the Company to purchase common stock, without having to pay any commissions on the purchases. On August 8, 2002, the Company's Board of Directors approved a 15% discount for employee purchases and a 15% cash bonus for affiliate consultant purchases. The maximum amount that any employee or consultant can contribute to the SP Plans per quarter is $6,250, and the total number of shares reserved by the Company for purchase under the SP Plans is 500,000. During 2002, 2001 and 2000, the Company sold 10,104 shares, 2,638 shares, and 452 shares of common stock, at a weighted average price of $2.51, $1.90, and $3.03 per share, respectively.

8. Related-Party Transactions

The SPAR Group, Inc. is affiliated through common ownership with SPAR Marketing Services, Inc. ("SMS"), SPAR Management Services, Inc. ("SMSI") and SPAR Infotech, Inc. ("SIT"). SMS and SMSI (through SMS) provided approximately 71% of the Company's field representatives (through its independent contractor field force) and substantially all of the Company's field management services. Under the terms of the Field Service Agreement, SMS provides the services of approximately 6,600 field representatives and SMSI provides approximately 90 full-time national, regional and district managers to the SPAR Marketing Companies as they may request from time to time, for which the Company has agreed to pay SMS for all of its costs of providing those services plus 4%.

SIT provided Internet computer programming services to the Company. Under the terms of the programming agreement between SMF and SIT effective as of October 1, 1998, SIT continues to provide programming services to SMF as SMF may request from time to time, for which SMF has agreed to pay SIT competitive hourly wage rates and to reimburse SIT's out-of-pocket expenses.

The following transactions occurred between the SPAR Companies and the above affiliates (in thousands):

	Year Ended December 31,		
	2002	**2001**	**2000**
Services provided by affiliates:			
Independent contractor services	**$23,262**	$8,337	$5,177
Field management services	**$ 7,280**	$6,779	$4,388
Internet and software program consulting services	**$ 1,626**	$1,185	$ 769
Services provided to affiliates:			
Management services	**$ 732**	$ 390	$ 692

Balance due to (from) affiliates included in accrued liabilities (in thousands):

	December 31,		
	2002	**2001**	**2000**
SPAR Management Services, Inc.	$ –	$ –	$ (26)
SPAR Marketing Services, Inc.	**932**	611	582
SPAR Infotech, Inc.	**26**	–	(4)
	$958	$611	$552

In addition to the above, through the services of Affinity (f/k/a Infinity) Insurance, Ltd., the Company purchased insurance coverage for its casualty and property insurance risk for approximately $1,128,000, $1,085,000 and $994,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

The Company had an investment in an affiliate that provided telemarketing and related services that was sold in 2000 for $1.5 million, for a gain of approximately $790,000 that was included in other income.

8. Related-Party Transactions (continued)

In 2000, the Company's affiliate SMS settled its claim with the Internal Revenue Service. As a result of this settlement, the $500,000 contingent liability amount the Company had accrued at December 31, 1999, was reversed with a corresponding credit made to cost of revenues.

9. Stock Options

The Company has four stock option plans: the Amended and Restated 1995 Stock Option Plan (1995 Plan), the 1995 Director's Plan (Director's Plan), the Special Purpose Stock Option Plan, and the 2000 Stock Option Plan (2000 Plan).

The 1995 Plan provided for the granting of either incentive or nonqualified stock options to specific employees, consultants, and directors of the Company for the purchase of up to 3,500,000 shares of the Company's common stock. The options had a term of ten years from the date of issuance, except in the case of incentive stock options granted to greater than 10% stockholders for which the term was five years. The exercise price of nonqualified stock options must have been equal to at least 85% of the fair market value of the Company's common stock at the date of grant. Since 2000, the Company has not granted any new options under this Plan. At December 31, 2002, options to purchase 72,000 shares of the Company's common stock remain outstanding under this Plan. The 1995 Plan was superceded by the 2000 Stock Option Plan with respect to all new options issued.

The Director's Plan was a stock option plan for non-employee directors and provided for the purchase of up to 120,000 shares of the Company's common stock. Since 2000, the Company has not granted any new options under this Plan. At December 31, 2002, 20,000 options to purchase shares of the Company's common stock remained outstanding under this Plan. The Director's Plan has been replaced by the 2000 Plan with respect to all new options issued.

On July 8, 1999, the Company established the Special Purpose Stock Option Plan of PIA Merchandising Services, Inc. to provide for the issuance of substitute options to the holders of outstanding options granted by SPAR Acquisition, Inc. There were 134,114 options granted at $0.01 per share. Since July 8, 1999, the Company has not granted any new options under this plan. During 2002, no options to purchase shares of the Company's common stock were exercised under this Plan. At December 31, 2002, options to purchase 25,750 shares of the Company's common stock remain outstanding under this Plan.

On December 4, 2000, the Company adopted the 2000 Plan as the successor to the 1995 Plan and the Director's Plan with respect to all new options issued. The 2000 Plan provides for the granting of either incentive or nonqualified stock options to specified employees, consultants, and directors of the Company for the purchase of up to 3,600,000 (less those options still outstanding under the 1995 Plan or exercised after December 4, 2000, under the 1995 Plan). The options have a term of ten years from the date of issuance except in the case of incentive stock options granted to greater than 10% stockholders for whom the term is five years. The exercise price of nonqualified stock options for tax purposes must be equal to at least 85% of the fair market value of the Company's common stock at the date of grant (although typically such options are issued at 100% of the fair market value), and the exercise price of incentive stock options must be equal to at least the fair market value of the Company's common stock at the date of grant. At December 31, 2002, options to purchase 1,980,431 shares of the Company's common stock remain outstanding under this Plan and options to purchase 1,079,614 shares of the Company's common stock were available for grant under this Plan.

9. Stock Options (continued)

In 2001, the Company adopted its 2001 Employee Stock Purchase Plan (the "ESP Plan"), which replaces its earlier existing plan, and its 2001 Consultant Stock Purchase Plan (the "CSP Plan"). These plans were each effective as of June 1, 2001. The ESP Plan allows employees of the Company and its subsidiaries, and the CSP Plan allows employees of the affiliates of the Company (see Note 8 – Related Party Transactions), to purchase the Company's Common Stock from the Company without having to pay any brokerage commissions. On August 8, 2002, the Company's Board of Directors approved a 15% discount for employee purchases of Common Stock under the ESP Plan and a 15% cash bonus for affiliate consultant purchases of Common Stock under the CSP Plan.

The following table summarizes stock option activity under the Company's plans:

	Shares	Weighted Average Exercise Price
Options outstanding, December 31, 1999	3,305,522	$5.22
Granted	479,500	2.59
Exercised	(115,864)	.27
Canceled or expired	(679,309)	5.94
Options outstanding, December 31, 2000	2,989,849	4.82
Granted	2,564,844	1.31
Exercised	(309,492)	1.30
Canceled or expired	(2,761,474)	5.00
Options outstanding, December 31, 2001	2,483,727	1.42
Granted	**332,792**	**2.01**
Exercised	**(230,463)**	**1.23**
Canceled or expired	**(487,875)**	**5.05**
Options outstanding, December 31, 2002	**2,098,181**	**1.52**
Option price range at end of year	$0.01 to $14.00	

9. Stock Options (continued)

	2002	2001	2000
Weighted average grant date fair value of options granted during the year	**$1.60**	$1.28	$1.68

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
Less than $1.00	217,593	8.0 years	$ 0.53	137,343	$ 0.42
$1.01 – $2.00	1,629,588	6.6 years	1.34	815,927	1.30
$2.01 – $4.00	219,000	9.1 years	2.49	24,750	3.13
Greater than $4.00	32,000	4.7 years	10.63	29,000	11.21
Total	2,098,181	7.0 years	1.52	1,007,020	1.51

Outstanding warrants are summarized below:

	Shares Subject to Warrants	Exercise Price Per Share
Balance, December 31, 2002	113,062	$0.01 – $8.51

The above warrants expire at various dates from 2003 through 2004.

9. Stock Options (continued)

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* as amended by SFAS 148. No compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income (loss) and pro forma net income (loss) per share from continuing operations would have been reduced to the adjusted amounts indicated below (in thousands, except per share data):

	Year Ended December 31,		
	2002	**2001**	**2000**
Net income (loss), as reported	**$ 5,298**	$(1,714)	$1,322
Stock based employee compensation (benefit) expense under the fair market value method	**1,844**	(1,129)	1,957
Pro forma net income (loss)	**3,454**	(585)	(635)
Basic and diluted net income (loss) per share, as reported	**$ 0.28**	$ (0.09)	$ 0.07
Basic and diluted net income (loss) per share	**$ 0.18**	$ (0.03)	$(0.03)

The pro forma effect on net income is not representative of the pro forma effect on net income in future years because the options vest over several years and additional awards may be made in the future.

The fair value of each option grant is estimated based on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; volatility factor of expected market price of common stock of 85%, 187%, and 237% for 2002, 2001, and 2000, respectively; risk-free interest rate of 4.03%, 5.14%, and 6.89%; and expected lives of six years.

10. Notes Payable to Certain Stockholders

As of December 31, 2002, notes payable to certain stockholders total approximately $4.0 million, which bear an interest rate of 8.0% and are due on demand. In January 2003, $3.0 million was repaid to such stockholders. While the New Credit Facility contains certain restrictions on the repayment of stockholder debt, the Company anticipates paying the remaining balance in 2003.

11. Segments

As a result of the Company's divestiture of its Incentive Marketing Division, the Company now operates solely in the Merchandising Services Industry Segment both in the domestic and international markets.

12. Restructuring Charges

In 1999, the Company's Board of Directors approved a plan to restructure the operations of the PIA Companies. Restructuring costs were composed of committed costs required to integrate the SPAR Companies and the PIA Companies' field organizations and the consolidation of administrative functions to achieve beneficial synergies and costs savings.

12. Restructuring Charges (continued)

The following table displays a roll forward of the liabilities for restructuring charges from December 31, 1999 to December 31, 2002 (in thousands):

	Employee Separation	Equipment Lease Settlements	Office Lease Settlements	Total
December 31, 1999 Balance	$ 1,115	$ 2,414	$ 1,542	$ 5,071
Adjustments in Restructuring Charges	748	1,367	(619)	1,496
2000 payments	(1,376)	(1,011)	(379)	(2,766)
December 31, 2000 Balance	487	2,770	544	3,801
Adjustments in Restructuring Charges	(132)	--	--	(132)
2001 payments	(355)	(1,008)	(124)	(1,487)
December 31, 2001 Balance	--	1,762	420	2,182
2002 payments	**--**	**(593)**	**--**	**(593)**
December 31, 2002 Balance	**$ --**	**$ 1,169**	**$ 420**	**$ 1,589**

The maturities of restructuring charges at December 31, 2002, are as follows (in thousands):

2003	1,354
2004	235

Management believes that the remaining reserves for restructuring are adequate to complete its plan.

13. Earnings Per Share

The following table sets forth the computations of basic and diluted earnings per share (in thousands, except per share data):

	Year Ended December 31,		
	2002	**2001**	**2000**
Numerators:			
Net income from continuing operations	**$ 5,298**	$ 4,155	$ 2,721
Loss from operations of discontinued division	–	(5,869)	(1,399)
Net income (loss)	**$ 5,298**	$ (1,714)	$ 1,322
Denominator:			
Shares used in basic earnings per share calculation	**18,761**	18,389	18,185
Effect of diluted securities:			
Employee stock options	**387**	78	118
Shares used in diluted earnings per share calculations	**19,148**	18,467	18,303
Basic and diluted earnings per common share:			
Income from continuing operations	**$ 0.28**	$ 0.23	$ 0.15
Loss from operations of discontinued division	–	(0.32)	(0.08)
Net income (loss)	**$ 0.28**	$ (0.09)	$ 0.07

14. Quarterly Financial Data (Unaudited)

Quarterly data for 2002 and 2001 was as follows (in thousands, except earnings per share data):

	Quarter			
	First	**Second**	**Third**	**Fourth**
Year Ended December 31, 2002:				
Net revenues	**$16,046**	**$17,542**	**$ 17,775**	**$ 18,249**
Gross profit	**6,295**	**6,951**	**7,015**	**9,020**
Net income	**$ 482**	**$ 1,068**	**$ 1,213**	**$ 2,535**
Basic/diluted net income per common share	**$ 0.03**	**$ 0.06**	**$ 0.06**	**$ 0.13**
Year Ended December 31, 2001:				
Net revenues	$14,941	$16,091	$19,025	$ 20,834
Gross profit	6,193	6,231	7,356	10,228
Income from continuing operations	147	700	1,263	2,045
Income (loss) from discontinued operations	530	(381)	(686)	(5,332)[1]
Net income (loss)	$ 677	$ 319	$ 577	$ (3,287)
Basic/diluted net income (loss) per common share:				
Income from continuing operations	$ 0.01	$ 0.04	$ 0.07	$ 0.11
Income (loss) from discontinued operations	0.03	(0.02)	(0.04)	(0.29)
Net income (loss)	$ 0.04	$ 0.02	$ 0.03	$ (0.18)

[1] Includes a $4,272,000 estimated loss on disposal of SPGI

SPAR Group, Inc. and Subsidiaries

Schedule II – Valuation and Qualifying Accounts

(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions [1]	Balance at End of Period
Year ended December 31, 2002:				
Deducted from asset accounts:				
Allowance for doubtful accounts	**$ 325**	**$ 262**	**$ 286**	**$ 301**
Year ended December 31, 2001:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$2,648	$ 472	$2,795	$ 325
Year ended December 31, 2000:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$2,035	$1,304	$ 691	$2,648

(1) Uncollectible accounts written off, net of recoveries.

CORPORATE DIRECTORY AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Robert G. Brown
Chairman

William H. Bartels
Director

Robert O. Aders
Director

Jack W. Partridge
Director

Jerry B. Gilbert
Director

George W. Off
Director

Lorrence T. Kellar
Director

CORPORATE OFFICERS

Robert G. Brown
Chairman of the Board, Chief Executive Officer and President

William H. Bartels
Vice Chairman

Charles Cimitile
Chief Financial Officer and Secretary

James H. Ross
Treasurer

STOCK MARKET INFORMATION

The Company's common stock is traded on the Nasdaq Small Cap Market. The following table sets forth the reported high and low closing sales prices of the common stock as of the last day of the quarters indicated.

2002	High	Low
First Quarter	$2.41	$1.60
Second Quarter	$2.50	$2.00
Third Quarter	$2.82	$1.96
Fourth Quarter	$4.92	$1.91

The Company historically has not paid cash dividends and its present policy is to retain any earnings for use in its business. The Company does not intend to change such policy in the foreseeable future.

On June 20, 2003, there were 166 stockholders of record of the Company's stock and approximately 600 beneficial owners.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those contained herein.

TRANSFER AGENT AND REGISTRAR

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2991
(818) 502-1404

INDEPENDENT AUDITORS

Ernst & Young LLP
220 South Sixth Street
Minneapolis, MN 55402
(612) 343-1000

CORPORATE OFFICES

SPAR Group, Inc.
580 White Plains Road
Tarrytown, NY 10591
(914) 332-4100

GENERAL COUNSEL

Jenkens & Gilchrist
Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
(212) 704-6000


SPAR Group

SPAR Group, Inc. 580 White Plains Road, Tarrytown, NY 10591 Telephone: (914) 332-4100 www.sparinc.com